SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

European Embedded Value (EEV) basis results

Post-tax operating profit based on longer-term investment returns

Results analysis by business area

		2014 £m	2013* £m
	Note		note (iii)
Asia operations
New business	3	1,162	1,139
Business in force	4	739	753
Long-term business		1,901	1,892
Eastspring Investments		78	64
Development expenses		(1)	(1)
Total		1,978	1,955
US operations
New business	3	694	706
Business in force	4	834	820
Long-term business		1,528	1,526
Broker-dealer and asset management		6	39
Total		1,534	1,565
UK operations
New business	3	270	237
Business in force	4	476	595
Long-term business		746	832
General insurance commission		19	22
Total UK insurance operations		765	854
M&G (including Prudential Capital)		386	346
Total		1,151	1,200
Other income and expenditurenote (i)		(531)	(482)
Solvency II and restructuring costsnote (ii)		(36)	(34)
Post-tax operating profit based on longer-term investment returns		4,096	4,204

Analysed as profits (losses) from:
New business	3	2,126	2,082
Business in force	4	2,049	2,168
Long-term business		4,175	4,250
Asset management		470	449
Other results		(549)	(495)
Total		4,096	4,204

*  The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the 2013 results are shown on a comparable basis. This approach has been adopted throughout this supplementary information.

Notes:

(i)   EEV basis other income and expenditure represents the post-tax IFRS basis result, less the unwind of expected margins on the internal management of the assets of the covered business (as explained in note 16(a)(vii)).

(ii)  Solvency II and restructuring costs comprise the net of tax charge recognised on an IFRS basis and the additional amount recognised on the EEV basis for the shareholders' share incurred by the PAC with-profits fund.

(iii)  The comparative results have been prepared using previously reported average exchange rates for the year. For memorandum disclosure purposes note 2 presents the 2013 results on both actual exchange rates (AER) and constant exchange rates (CER) bases.

Post-tax summarised consolidated income statement

	Note	2014 £m	2013* £m
Post-tax operating profit based on longer-term investment returns
Asia operations		1,978	1,955
US operations		1,534	1,565
UK operations		1,151	1,200
Other income and expenditure		(531)	(482)
Solvency II and restructuring costs		(36)	(34)
Post-tax operating profit based on longer-term investment returns		4,096	4,204
Short-term fluctuations in investment returns	5	763	(564)
Effect of changes in economic assumptions	6	(369)	629
Mark to market value movements on core borrowings		(187)	152
Gain on sale of PruHealth and PruProtect	7	44	-
Loss attaching to held for sale Japan Life business	8	-	(35)
Costs of domestication of Hong Kong branch	9	(4)	(28)
Total post-tax non-operating profit		247	154
Profit for the year attributable to equity holders of the Company		4,343	4,358
* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the 2013 results are shown on a comparable basis - see note 1.
Movement in shareholders' equity

	Note	2014 £m	2013* £m
Profit for the year attributable to equity shareholders		4,343	4,358
Items taken directly to equity:
Exchange movements on foreign operations and net investment hedges		737	(1,077)
Dividends		(895)	(781)
New share capital subscribed		13	6
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes		(11)	(53)
Reserve movements in respect of share-based payments		106	98
Treasury shares:
Movement in own shares in respect of share-based payment plans		(48)	(10)
Movement in own shares purchased by unit trusts consolidated under IFRS		(6)	(31)
Mark to market value movements on Jackson assets backing surplus and required capital		77	(97)
Net increase in shareholders' equity	12	4,316	2,413
Shareholders' equity at beginning of year:
As previously reported	12	24,856	22,443
Effect of the domestication of Hong Kong branch on 1 January 2014	9	(11)	-
		24,845	22,443
Shareholders' equity at end of year	12	29,161	24,856
* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the 2013 results are shown on a comparable basis - see note 1.

Comprising:	31 Dec 2014 £m			31 Dec 2013 £m
	Long-term business operations	Asset management and other operations	Total	Long-term business operations	Asset management and other operations	Total
	note 12			note 12
Asia operations	12,545	274	12,819	10,536	255	10,791
US operations	8,379	157	8,536	6,966	134	7,100
UK insurance operations	8,433	19	8,452	7,342	22	7,364
M&G	-	1,646	1,646	-	1,602	1,602
Other operations	-	(2,292)	(2,292)	-	(2,001)	(2,001)
Shareholders' equity at end of year	29,357	(196)	29,161	24,844	12	24,856
Representing:
Net assets excluding acquired goodwill and holding company net borrowings	29,124	1,542	30,666	24,613	1,155	25,768
Acquired goodwill	233	1,230	1,463	231	1,230	1,461
Holding company net borrowings at market value note10	-	(2,968)	(2,968)	-	(2,373)	(2,373)
	29,357	(196)	29,161	24,844	12	24,856

Summary statement of financial position

	Note	31 Dec 2014 £m	31 Dec 2013 £m
Total assets less liabilities, before deduction for insurance funds		326,633	288,826
Less insurance funds:*
Policyholder liabilities (net of reinsurers' share) and unallocated surplus of with-profits funds		(314,822)	(279,176)
Less shareholders' accrued interest in the long-term business		17,350	15,206
		(297,472)	(263,970)
Total net assets	12	29,161	24,856

Share capital		128	128
Share premium		1,908	1,895
IFRS basis shareholders' reserves		9,775	7,627
Total IFRS basis shareholders' equity	12	11,811	9,650
Additional EEV basis retained profit	12	17,350	15,206
Total EEV basis shareholders' equity (excluding non-controlling interests)	12	29,161	24,856
* Including liabilities in respect of insurance products classified as investment contracts under IFRS 4.

Net asset value per share

	31 Dec 2014	31 Dec 2013
Based on EEV basis shareholders' equity of £29,161 million (2013: £24,856 million) (in pence)	1,136p	971p
Number of issued shares at year end (millions)	2,568	2,560

Annualised return on embedded value*	16%	19%
* Annualised return on embedded value is based on EEV post-tax operating profit, as a percentage of opening EEV basis shareholders' equity.

Notes on the EEV basis results

1 Basis of preparation

The EEV basis results have been prepared in accordance with the EEV Principles issued by the European Insurance CFO Forum in May 2004 and subsequently supplemented by Additional Guidance on EEV Disclosure issued in October 2005. Where appropriate, the EEV basis results include the effects of adoption of International Financial Reporting Standards (IFRS). The EEV results are presented on a post-tax basis and, accordingly, the 2013 results are shown on a comparable basis.

The directors are responsible for the preparation of the supplementary information in accordance with the EEV Principles. The auditors have reported on the 2014 EEV basis results supplement to the Company's statutory accounts for 2014.  Their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006. Except for the change in presentation of EEV results from pre-tax to post-tax, as described in the additional unaudited financial information for the 2013 annual report, the 2013 results have been derived from the EEV basis results supplement to the Company's statutory accounts for 2013. The supplement included an unqualified audit report from the auditors.

A detailed description of the EEV methodology and accounting presentation is provided in note 16.

2 Results analysis by business area

The 2013 comparative results are shown below on both actual exchange rates (AER) and constant exchange rates (CER) bases. The 2013 CER comparative results are translated at 2014 average exchange rates.

Annual premium and contribution equivalents (APE) (note16(a)(ii))

		2014 £m	2013 £m		% change
	Note		AER	CER	AER	CER
Asia operations		2,237	2,125	1,946	5%	15%
US operations		1,556	1,573	1,494	(1%)	4%
UK operations		857	725	725	18%	18%
Total	3	4,650	4,423	4,165	5%	12%

Post-tax operating profit

		2014 £m	2013 £m		% change
	Note		AER	CER	AER	CER
Asia operations
New business	3	1,162	1,139	1,032	2%	13%
Business in force	4	739	753	673	(2)%	10%
Long-term business		1,901	1,892	1,705	0%	11%
Eastspring investments		78	64	59	22%	32%
Development costs		(1)	(1)	(1)	0%	0%
Total		1,978	1,955	1,763	1%	12%
US operations
New business	3	694	706	670	(2)%	4%
Business in force	4	834	820	779	2%	7%
Long-term business		1,528	1,526	1,449	0%	5%
Broker-dealer and asset management		6	39	37	(85)%	(84)%
Total		1,534	1,565	1,486	(2)%	3%
UK operations
New business	3	270	237	237	14%	14%
Business in force	4	476	595	595	(20)%	(20)%
Long-term business		746	832	832	(10)%	(10)%
General insurance commission		19	22	22	(14)%	(14)%
Total UK insurance operations		765	854	854	(10)%	(10)%
M&G (including Prudential Capital)		386	346	346	12%	12%
Total		1,151	1,200	1,200	(4)%	(4)%
Other income and expenditure		(531)	(482)	(482)	(10)%	(10)%
Solvency II and restructuring costs		(36)	(34)	(34)	(6)%	(6)%
Post-tax operating profit based on longer-term investment returns		4,096	4,204	3,933	(3)%	4%

Analysed as profits from:
New business	3	2,126	2,082	1,939	2%	10%
Business in force	4	2,049	2,168	2,047	(5)%	0%
Total long-term business		4,175	4,250	3,986	(2)%	5%
Asset management		470	449	442	5%	6%
Other results		(549)	(495)	(495)	(11)%	(11)%
Post-tax operating profit based on longer-term investment returns		4,096	4,204	3,933	(3)%	4%

Post-tax profit

		2014 £m	2013 £m		% change
	Note		AER	CER	AER	CER
Post-tax operating profit based on longer-term investment returns		4,096	4,204	3,933	(3)%	4%
Short-term fluctuations in investment returns	5	763	(564)	(529)	235%	244%
Effect of changes in economic assumptions	6	(369)	629	623	(159)%	(159)%
Other non-operating profit		(147)	89	94	(265)%	(256)%
Total post-tax non-operating profit		247	154	188	60%	31%
Profit for the year attributable to shareholders		4,343	4,358	4,121	0%	5%

Basic earnings per share (in pence)

	2014		2013				% change
			AER		CER		AER	CER
Based on post-tax operating profit including longer-term investment returns	160.7	p	165.0	p	154.4	p	(3%)	4%
Based on post-tax profit	170.4	p	171.0	p	161.7	p	0%	5%
Average number of shares (millions)	2,549		2,548		2,548

3 Analysis of new business contribution

(i) Group Summary

	2014
	Annual premium and contribution equivalents (APE)	Present value of new business premiums (PVNBP)	New business contribution	New business margin
				APE	PVNBP
	note 18	note 18	(note)
	£m	£m	£m	%	%
Asia operations(note ii)	2,237	12,331	1,162	52	9.4
US operations	1,556	15,555	694	45	4.5
UK insurance operations	857	7,471	270	32	3.6
Total	4,650	35,357	2,126	46	6.0

	2013
	Annual premium and contribution equivalents (APE)	Present value of new business premiums (PVNBP)	New business contribution*	New business margin*
				APE	PVNBP
	note 18	note 18	(note)
	£m	£m	£m	%	%
Asia operations(note ii)	2,125	11,375	1,139	54	10.0
US operations	1,573	15,723	706	45	4.5
UK insurance operations	725	5,978	237	33	4.0
Total	4,423	33,076	2,082	47	6.3

Note:
The increase in new business contribution of £44 million from £2,082 million for 2013 to £2,126 million in 2014 comprises an increase on a CER basis of £187 million, offset by foreign exchange effects of £(143) million. The increase of £187 million on the CER basis comprises a contribution of £277 million reflecting higher sales volumes and the impact of pricing and product actions, offset by a £(90) million adverse effect of reductions in long-term interest rates in the year (analysed as Asia negative £(17) million, US negative £(63) million and UK negative £(10) million).

(ii) Asia operations
	2014 £m		2013* £m
		AER	CER
China	27	28	26
Hong Kong	405	283	269
India	12	15	14
Indonesia	296	359	301
Korea	11	25	25
Taiwan	29	31	29
Other	382	398	368
Total Asia operations	1,162	1,139	1,032
* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the 2013 results are shown on a comparable basis - see note 1.

4 Operating profit from business in force

(i)  Group Summary

	2014 £m
	Asia operations	US operations	UK insurance operations	Total
	note (ii)	note (iii)	note (iv)	(note)
Unwind of discount and other expected returns	648	382	410	1,440
Effect of changes in operating assumptions	52	86	-	138
Experience variances and other items	39	366	66	471
Total	739	834	476	2,049

	2013* £m
	Asia operations	US operations	UK insurance operations	Total
	note (ii)	note (iii)	note (iv)	(note)
Unwind of discount and other expected returns	668	395	437	1,500
Effect of changes in operating assumptions	5	76	98	179
Experience variances and other items	80	349	60	489
Total	753	820	595	2,168
* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the 2013 results are shown on a comparable basis - see note 1.

Note:
The movements in operating profit from business in force of £(119) million from £2,168 million in 2013 to £2,049 million for 2014 comprises:

2014 £m
Reduction in unwind of discount and other expected returns:
Foreign exchange effects	(80)
Effect of changes in interest rates	(187)
Effect of growth in opening value and other items	207
(60)
Non-recurrent benefit in 2013 of reduction in UK corporate tax rates	(98)
Year on year change in effects of other operating assumptions, experience variances and other items	39
Net decrease in operating profit from business in force	(119)

(ii)  Asia operations

	2014 £m	2013* £m
Unwind of discount and other expected returnsnote (a)	648	668
Effect of changes in operating assumptions:
Mortality and morbiditynote (b)	27	19
Persistency and withdrawalsnote (c)	(17)	(23)
Expense	(5)	(6)
Othernote (d)	47	15
	52	5
Experience variances and other items:
Mortality and morbiditynote (e)	23	33
Persistency and withdrawalsnote (f)	44	36
Expensenote (g)	(27)	(17)
Other	(1)	28
	39	80
Total Asia operations	739	753
* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the 2013 results are shown on a comparable basis - see note 1.

Notes:

(a) The decrease in unwind of discount and other expected returns of £(20) million from £668 million for 2013 to £648 million for 2014 is impacted by the effect of lower interest rates of £(55) million, and a £(61) million adverse foreign currency translation effect, partially offset by £96 million mainly for the increase in the opening in-force value.

(b) In 2014 the credit of £27 million for mortality and morbidity assumption changes reflects a number of offsetting items, including the effect of reduced projected mortality rates for Hong Kong.  In 2013 the credit of £19 million mainly reflected the beneficial effect arising from the renegotiation of a reinsurance agreement in Indonesia.

(c) In 2014 the charge of £(17) million for persistency  assumptions mainly reflects increased partial withdrawal assumptions on unit-linked business in Korea.  For 2013 the charge of £(23) million reflected a number of offsetting items including the effect of strengthening lapse and premium holiday assumptions in Korea.

(d) In 2014 the credit of £47 million for other assumption changes reflects a number of offsetting items, including the effects of modelling improvements and those arising from asset allocation changes in Hong Kong.

(e) The favourable effect of mortality and morbidity experience in 2014 of £23 million (2013: £33 million) reflects better than expected experience in Indonesia and Hong Kong, offset by higher claims in Malaysia on medical reimbursement products.

(f) The positive persistency and withdrawals experience variance in 2014 of £44 million (2013: £36 million) reflects favourable experience principally in Hong Kong across all product groups.

(g) The expense experience variance at 2014 is negative £(27) million (2013: negative £(17) million). The variance arises in operations which are currently sub-scale (China, Malaysia Takaful and Taiwan), and from short-term overruns in India and Korea.

(iii) US operations

	2014 £m	2013* £m
Unwind of discount and other expected returnsnote (a)	382	395
Effect of changes in operating assumptions:
Persistencynote (b)	55	47
Othernote (c)	31	29
	86	76
Experience variances and other items:
Spread experience variancenote (d)	192	217
Amortisation of interest-related realised gains and lossesnote (e)	56	58
Othernote (f)	118	74
	366	349
Total US operations	834	820
* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the 2013 results are shown on a comparable basis - see note 1.

Notes:

(a) The decrease in unwind of discount and other expected returns of £(13) million from £395 million for 2013 to £382 million for 2014 reflects a £(73) million adverse effect of the 90 basis points reduction in the US 10-year Treasury rate and a £(19) million adverse foreign currency effect, partially offset by a £79 million effect mainly for the underlying growth in the in-force book.

(b) The credit in 2014 of £55 million (2013: £47 million) for persistency assumption changes principally relates to revised assumptions for variable annuity business to more closely reflect recent experience.

(c) The effect of other changes in operating assumptions of £31 million reflects a number of offsetting items and includes the capitalised effect of changes in projected policyholder variable annuity fees of £46 million (2013: £33 million) which vary depending on the size and mix of variable annuity funds.

(d) The spread assumption for Jackson is determined on a longer-term basis, net of provision for defaults (see note 17 (ii)). The spread experience variance in 2014 of £192 million (2013: £217 million) includes the positive effect of transactions undertaken to more closely match the overall asset and liability duration.

(e) The amortisation of interest-related gains and losses reflects the fact that when bonds that are neither impaired nor deteriorating are sold and reinvested there will be a consequent change in the investment yield. The realised gain or loss is amortised into the result over the year when the bonds would have otherwise matured to better reflect the long-term returns included in operating profits.

(f) The effect of £118 million in 2014 for other experience variances and other items includes the effect of favourable persistency, mortality and tax experience variances, the most significant item arising from the continued positive persistency experience for annuity business of £59 million (2013: £40 million).

(iv) UK insurance operations

	2014 £m	2013* £m
Unwind of discount and other expected returnsnote (a)	410	437
Effect of change in UK corporate tax ratenote (b)	-	98
Other itemsnote (c)	66	60
Total UK insurance operations	476	595
* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the 2013 results are shown on a comparable basis - see note 1.

     Notes:

(a)   The decrease in unwind of discount and other expected returns of £(27) million from £437 million for 2013 to £410 million for 2014 reflects a £(59) million adverse impact of the 130 basis point reduction in gilt yields partially offset by £32 million mainly for the underlying growth in the in-force book.

(b)   For 2013, the positive contribution from the change in UK corporate tax rates of £98 million reflected the combined effect of the reductions in corporate rates from 23 per cent to 21 per cent from April 2014 and 21 per cent to 20 per cent from April 2015.

(c) Other items of £66 million for 2014 (2013: £60 million) principally reflect the positive effects of rebalancing the investment portfolio backing annuity business (see note 16(b)(ii)).

5 Short-term fluctuations in investment returns

Short-term fluctuations in investment returns included in profit for the year arise as follows:

(i) Group Summary

	2014 £m	2013* £m
Insurance operations:
Asianote (ii)	439	(308)
USnote (iii)	(166)	(280)
UKnote (iv)	583	28
	856	(560)
Other operationsnote (v)	(93)	(4)
Total	763	(564)
* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the 2013 results are shown on a comparable basis - see note 1.

(ii) Asia operations

The short-term fluctuations in investment returns for Asia operations comprise amounts in respect of:

	2014 £m	2013* £m
Hong Kong	178	(178)
Indonesia	35	(44)
Singapore	92	(80)
Other	134	(6)
Total Asia operations	439	(308)
* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the 2013 results are shown on a comparable basis - see note 1.

These fluctuations mainly arise from decreases (2014) and increases (2013) in long-term interest rates as they affect the value of bonds in the portfolios backing liabilities and related capital. The £134 million credit for other operations in 2014 principally arises in Taiwan of £23 million and in Thailand of £49 million for unrealised gains on bonds.

(iii) US operations

The short-term fluctuations in investment returns for US operations comprise:
	2014 £m	2013* £m
Investment return related experience on fixed income securitiesnote (a)	31	13
Investment return related impact due to changed expectation of profits on in-force variable annuity business in future periods based on current period separate account return, net of related hedging activitynote (b)	(187)	(377)
Other items including actual less long-term return on equity based investmentsnote (c)	(10)	84
Total US operations	(166)	(280)
* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the 2013 results are shown on a comparable basis - see note 1.

Notes:
(a)   The credit relating to fixed income securities comprises the following elements:
- the excess of actual realised gains and losses over the amortisation of interest related realised gains and losses recorded in the profit and loss account;
- credit loss experience (versus the longer-term assumption); and
- the impact of changes in the asset portfolio.
(b)   This item reflects the net impact of:
- variances in projected future fees and future benefit costs arising from the effect of market fluctuations on the growth in separate account asset values in the current reporting period; and
- related hedging activity arising from realised and unrealised gains and losses on equity related hedges and interest rate options.
(c) For 2013, other items of £84 million primarily reflected a beneficial impact of the excess of actual over assumed return from investments in limited partnerships.

(iv) UK insurance operations

The short-term fluctuations in investment returns for UK insurance operations comprise:

	2014 £m	2013* £m
Shareholder-backed annuitynote (a)	310	(58)
With-profits, Unit-linked and othernote (b)	273	86
	583	28
* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the 2013 results are shown on a comparable basis - see note 1.

Notes:
(a) Short-term fluctuations in investment returns for shareholder-backed annuity business comprise:
- gains/(losses) on surplus assets compared to the expected long-term rate of return reflecting reductions/(increases) in corporate bond and gilt yields;
- the difference between actual and expected default experience; and
- the effect of mismatching for assets and liabilities of different durations and other short-term fluctuations in investment returns.

(b)   The short-term fluctuations in investment returns for with-profits, unit-linked and other business primarily arise from the excess of actual over expected returns for with-profits business, reflecting a  total pre-tax return on the fund (including unallocated surplus) in 2014 of 9.5 per cent compared to an assumed rate of return of 5.0 per cent (2013: 8.0 per cent total return compared to assumed rate of 6.0 per cent). In addition, the amount includes the effect of a partial hedge of future shareholder transfers expected to emerge from the UK's with-profits sub-fund taken out during 2013. This hedge reduces the risks arising from equity market declines.

(v) Other operations

Short-term fluctuations in investment returns of other operations were negative £(93) million (2013: negative £(4) million) representing unrealised value movements on investments and foreign exchange items.

6 Effect of changes in economic assumptions

The effects of changes in economic assumptions for in-force business included in profit for the year, arise as follows:

(i) Group Summary

	2014 £m	2013* £m
Asia operationsnote (ii)	(269)	255
US operationsnote (iii)	(77)	242
UK insurance operationsnote (iv)	(23)	132
Total	(369)	629
* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the 2013 results are shown on a comparable basis - see note 1.

(ii) Asia operations

The effect of changes in economic assumptions for Asia operations comprises:

	2014 £m	2013* £m
Hong Kong	(121)	289
Malaysia	11	(62)
Indonesia	25	(176)
Singapore	(42)	90
Taiwan	(21)	92
Other	(121)	22
Total Asia operations	(269)	255
* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the 2013 results are shown on a comparable basis - see note 1.

        The negative effect of £(269) million in 2014 principally reflected the overall impact of the reduction in fund earned rates for participating business  in Hong Kong, Singapore and Taiwan, driven by the decrease in long-term interest rates. A negative effect has been reported on non-participating business in Korea (adverse £(38) million) and Thailand (adverse £(34) million) for similar reasons. These amounts were partially offset by the positive effect of valuing future health and protection profits at lower discount rates in Indonesia and Malaysia.

        The positive impact in 2013 of £255 million reflected the overall impact of an increase in fund earned rates for participating business, principally arising in Hong Kong, Singapore and Taiwan, mainly due to the increase in long-term interest rates. There were partial offsets arising in Indonesia and Malaysia, valuing the negative impact of future health and protection profits at a higher discount rate.

(iii) US operations

The effect of changes in economic assumptions for US operations comprises:

	2014 £m	2013* £m
Effect of changes in 10-year treasury rates:
Fixed annuity and other general account business note (a)	151	(244)
Variable annuity businessnote (b)	(228)	382
Decrease in additional allowance for credit risknote (c)	-	104
Totalnote (d)	(77)	242
* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the 2013 results are shown on a comparable basis - see note 1.

Notes:

(a)   For fixed annuity and other general account business,  the credit of £151 million in 2014 principally arises from the effect on the future projected spread income of applying a lower discount rate on the opening value of the in-force book, arising from the 90 basis points reduction in the 10-year treasury rates (2013: charge of £(244) million reflecting the 130 basis points increase).

(b)   In 2014 there was a 90 basis points decline in 10-year treasury rates. For variable annuity business the charge of £(228) million principally reflects the net effect of the consequent decrease in the assumed future rate of return on the underlying separate account assets, resulting in lower projected fee income and an increase in projected benefit costs, partially offset by the decrease in the risk discount rate. The credit of £382 million in 2013 reflected an increase in the risk free rate of 130 basis points.

(c)   For 2013 the £104 million effect of the decrease in the additional allowance for credit risk within the risk discount rate reflected the reduction in credit spreads (50 basis points for spread business and 10 basis points for variable annuity business).

(d)   The overall credit in 2013 of £242 million included a charge of £(13) million for the effect of a change in required capital on the EEV basis from 235 per cent to 250 per cent of risk-based capital.

(iv) UK insurance operations

The effect of changes in economic assumptions for UK insurance operations comprises the following:

	2014 £m	2013* £m
Effect of changes in expected long-term rates of return, risk discount rates and other changes:
Shareholder-backed annuity businessnote (a)	352	(56)
With-profits and other businessnote (b)	(375)	188
Total	(23)	132
* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the 2013 results are shown on a comparable basis - see note 1.

Notes:

(a)   For shareholder-backed annuity business the overall positive effect reflects the effect on the present value of projected spread income arising from the reduction in expected long-term rates of return and risk discount rates, following the swap rate decline in 2014.

(b)   For with-profits and other business the total charge in 2014 of £(375) million (2013: credit of £188 million) includes the net effect of the reduction in fund earned rates and risk discount rates (as shown in note 17(iii)), arising from the 130 basis points decrease (2013: increase of 120 basis points) in the 15-year government bond rate and portfolio changes.

7 Sale of PruHealth and PruProtect business

On 10 November 2014, the Prudential Assurance Company Limited announced an agreement to sell its 25 per cent equity stake in the PruHealth and PruProtect businesses to Discovery Group Europe Limited.  The sale was completed on 14 November 2014.  This transaction gave rise to a gain on disposal of £44 million.

8 Held for sale Japan Life business

On 5 February 2015, the Group announced that it had completed the sale of its closed book life insurance business in Japan, PCA Life Insurance Company Limited to SBI Holdings, Inc. following regulatory approvals. The loss of Japan Life business in the 2013 results includes the reduction in EEV carrying value to reflect the completion of sale.

9 Domestication of the Hong Kong branch business

On 1 January 2014, following consultation with policyholders of PAC and regulators and court approval, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. The 2014 EEV basis results includes opening adjustments arising from the transfer of capital that was previously held within the UK business in respect of the Hong Kong branch operations and additional capital requirements that arise from the newly established subsidiaries as follows:

	2014 £m
Adjustment to shareholders' equity at 1 January 2014	Free surplus	Required capital	Total net worth	Value of in-force business	Total long-term business operations
Asia operations	(104)	104	-	(40)	(40)
UK insurance operations	69	(69)	-	29	29
Opening adjustment	(35)	35	-	(11)	(11)

The net EEV basis effect of £(11) million represents the cost of holding higher required capital levels in the stand-alone Hong Kong shareholder-backed long-term insurance business.  The post-tax costs incurred to enable the domestication in 2014 were £4 million (2013: £28 million).

10 Net core structural borrowings of shareholder-financed operations

	31 Dec 2014 £m			31 Dec 2013 £m
	IFRS basis	Mark to market value adjustment	EEV basis at market value	IFRS basis	Mark to market value adjustment	EEV basis at market value
Holding company* cash and short-term investments	(1,480)	-	(1,480)	(2,230)	-	(2,230)
Core structural borrowings - central funds	3,869	579	4,448	4,211	392	4,603
Holding company net borrowings	2,389	579	2,968	1,981	392	2,373
Core structural borrowings - Prudential Capital	275	-	275	275	-	275
Core structural borrowings - Jackson	160	42	202	150	38	188
Net core structural borrowings of shareholder-financed operations	2,824	621	3,445	2,406	430	2,836
* Including central finance subsidiaries.

11 Analysis of movement in free surplus

Free surplus is the excess of the regulatory basis net assets for EEV reporting purposes (net worth) over the capital required to support the covered business. Where appropriate, adjustments are made to the net worth so that backing assets are included at fair value rather than cost so as to comply with the EEV Principles.

(i) Underlying free surplus generated

The 2013 comparative results are shown below on both actual exchange rates (AER) and constant exchange rates (CER) bases. The 2013 CER comparative results are translated at 2014 average exchange rates.

2014 £m	2013 £m	% change
AER	CER	*	AER	CER
Asia operations
Underlying free surplus generated from in-force life business	860	819	742	5%	16%
Investment in new businessnotes (ii)(a), (ii)(g)	(346)	(310)	(285)	(12)%	(21)%
Long-term business	514	509	457	1%	12%
Eastspring Investmentsnote (ii)(b)	78	64	59	22%	32%
Total	592	573	516	3%	15%
US operations
Underlying free surplus generated from in-force life business	1,191	1,129	1,072	5%	11%
Investment in new businessnote (ii)(a)	(187)	(298)	(283)	37%	34%
Long-term business	1,004	831	789	21%	27%
Broker-dealer and asset managementnote (ii)(b)	6	39	37	(85)%	(84)%
Total	1,010	870	826	16%	22%
UK insurance operations
Underlying free surplus generated from in-force life business	645	680	680	(5)%	(5)%
Investment in new businessnote (ii)(a)	(73)	(29)	(29)	(152)%	(152)%
Long-term business	572	651	651	(12)%	(12)%
General insurance commissionnote (ii)(b)	19	22	22	(14)%	(14)%
Total	591	673	673	(12)%	(12)%
M&G (including Prudential Capital)note (ii)(b)	386	346	346	12%	12%
Underlying free surplus generated	2,579	2,462	2,361	5%	9%

Representing:
Long-term business:
Expected in-force cashflows (including expected return on net assets)	2,382	2,150	2,037	11%	17%
Effects of changes in operating assumptions, operating experience variances and other operating items	314	478	457	(34)%	(31)%
Underlying free surplus generated from in-force life business	2,696	2,628	2,494	3%	8%
Investment in new businessnotes (ii)(a), (ii)(g)	(606)	(637)	(597)	5%	(2)%
Total long-term business	2,090	1,991	1,897	5%	10%
Asset managementnote (ii)(b)	489	471	464	4%	5%
Underlying free surplus generated	2,579	2,462	2,361	5%	9%

(ii) Movement in Free surplus

Long-term business and asset management operations	2014 £m	2013 £m
Long-term business	Asset management and UK general insurance commission	Free surplus of long-term business, asset management and UK general insurance commission	Free surplus of long-term business, asset management and UK general insurance commission
note 13	note (b)
Underlying movement:
Investment in new businessnotes (a), (g)	(606)	-	(606)	(637)
Business in force:
Expected in-force cash flows (including expected return on net assets)	2,382	489	2,871	2,621
Effects of changes in operating assumptions, operating experience variances and other operating items	314	-	314	478
2,090	489	2,579	2,462
Increase in EEV assumed level of required capital	-	-	-	(58)
Loss attaching to held for sale Japan Life businessnote 8	-	-	-	(40)
Gain on sale of PruHealth and PruProtect notes 7, 13	130	-	130	-
Other non-operating itemsnote (c)	(252)	(14)	(266)	(722)
1,968	475	2,443	1,642
Net cash flows to parent companynote (d)	(1,170)	(312)	(1,482)	(1,341)
Bancassurance agreement and purchase of Thanachart Life	-	-	-	365
Exchange movements, timing differences and other itemsnote (e)	210	(80)	130	(352)
Net movement in free surplus	1,008	83	1,091	314
Balance at beginning of year:
As previously reported	3,220	783	4,003	3,689
Effect of domestication of Hong Kong branch on 1 January 2014note 9	(35)	-	(35)	-
Balance at 1 January	3,185	783	3,968	3,689
Balance at 31 December 2014 / 31 December 2013note (g)	4,193	866	5,059	4,003
Representing:
Asia operations	1,347	213	1,560	1,379
US operations	1,416	141	1,557	1,074
UK operations	1,430	512	1,942	1,550
4,193	866	5,059	4,003
Balance at beginning of year:
Asia operations	1,185	194	1,379	1,181
US operations	956	118	1,074	1,319
UK operations	1,079	471	1,550	1,189
3,220	783	4,003	3,689

Notes:
(a) Free surplus invested in new business represents amounts set aside for required capital and acquisition costs.
(b) For the purposes of this analysis, free surplus for asset management operations and the UK general insurance commission is taken to be IFRS basis post-tax earnings and shareholders' equity.
(c) Non-operating items are principally short-term fluctuations in investment returns and the effect of changes in economic assumptions for long-term business operations.
(d) Net cash flows to parent company for long-term business operations reflect the flows as included in the holding company cash flow at transaction rates.
(e) Exchange movements, timing differences and other items represent:
	2014 £m
	Long-term business	Asset management and UK general insurance commission	Total
Exchange movementsnote 13	134	11	145
Mark to market value movements on Jackson assets backing surplus and required capitalnote 12	77	-	77
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(17)	(1)	(18)
Othernote (f)	16	(90)	(74)
	210	(80)	130

(f) Other primarily reflects the effect of intra-group loans, contingent loan funding as shown in note 13(i), timing differences and other non-cash items.

(g)   Investment in new business includes the annual amortisation charge of amounts incurred to secure exclusive distribution rights  through our bancassurance partners at a rate that reflects the pattern in which the future economic benefits are expected to be consumed by reference to new business levels. Included within the overall free surplus balance of our Asian life entities is £304 million representing unamortised amounts incurred to secure exclusive distribution rights through bancassurance partners. These amounts exclude £883 million of  Asia distribution rights intangibles that are financed by loan arrangements from central companies, the costs of which are allocated to the Asia life segment as the amortisation cost is incurred.

12 Reconciliation of movement in shareholders' equity

	2014 £m
	Long-term business operations				Other operations	Group Total
	Asia operations	US operations	UK insurance operations	Total long-term business operations

	note (i)				note (i)
Post-tax operating profit (based on longer- term investment returns)
Long-term business:
New businessnote 3	1,162	694	270	2,126	-	2,126
Business in forcenote 4	739	834	476	2,049	-	2,049
	1,901	1,528	746	4,175	-	4,175
Asset management	-	-	-	-	470	470
Other results	(1)	-	(20)	(21)	(528)	(549)
Post-tax operating profit based on longer- term investment returns	1,900	1,528	726	4,154	(58)	4,096
Total post-tax non-operating profit	170	(245)	600	525	(278)	247
Profit for the year	2,070	1,283	1,326	4,679	(336)	4,343
Other items taken directly to equity
Exchange movements on foreign operations and net investment hedges	375	483	-	858	(121)	737
Intra-group dividends (including statutory transfers)note (ii)	(410)	(413)	(200)	(1,023)	1,023	-
Investment in operationsnote (iii)	3	-	-	3	(3)	-
External dividends	-	-	-	-	(895)	(895)
Other movements note (iv)	9	(17)	(64)	(72)	126	54
Mark to market value movements on Jackson assets backing surplus and required capital	-	77	-	77	-	77
Net increase in shareholders' equity	2,047	1,413	1,062	4,522	(206)	4,316
Shareholders' equity at beginning of year:
As previously reported	10,305	6,966	7,342	24,613	243	24,856
Effect of domestication of Hong Kong branch on 1 January 2014note 9	(40)	-	29	(11)	-	(11)
Shareholders' equity at 31 December 2014note (i)	12,312	8,379	8,433	29,124	37	29,161

Representing:
Statutory IFRS basis shareholders' equity:
Net assets	3,315	4,067	3,785	11,167	(819)	10,348
Goodwill	-	-	-	-	1,463	1,463
Total IFRS basis shareholders' equity	3,315	4,067	3,785	11,167	644	11,811
Additional retained profit (loss) on an EEV basisnote (v)	8,997	4,312	4,648	17,957	(607)	17,350
EEV basis shareholders' equity	12,312	8,379	8,433	29,124	37	29,161
Balance at 31 December 2013
Representing:
Statutory IFRS basis shareholders' equity:
Net assets	2,564	3,446	2,976	8,986	(797)	8,189
Goodwill	-	-	-	-	1,461	1,461
Total IFRS basis shareholders' equity	2,564	3,446	2,976	8,986	664	9,650
Additional retained profit (loss) on an EEV basisnote (v)	7,741	3,520	4,366	15,627	(421)	15,206
EEV basis shareholders' equity	10,305	6,966	7,342	24,613	243	24,856

Notes:
(i) For the purposes of the table above, goodwill of £233 million (2013: £231 million) related to Asia long-term operations is included in Other operations.

(ii)    Intra-group dividends (including statutory transfers) represent dividends that have been declared in the year and amounts accrued in respect of statutory transfers. The amounts included in note 11 for these items are as per the holding company cashflow at transaction rates. The difference primarily relates to intra-group loans, timing differences arising on statutory transfers, and other non-cash items.

(iii) Investment in operations reflects increases in share capital.
(iv) Included in other movements there was a charge of £(11) million (2013: £(53) million) for the shareholders' share of actuarial and other gains and losses on the defined benefit schemes.

(v)   The additional retained loss on an EEV basis for Other operations primarily represents the mark to market value adjustment for holding company net borrowings of a charge of £(579) million (2013: £(392) million), as shown in note 10.

13 Reconciliation of movement in net worth and value of in-force for long-term business

	2014 £m
					Total
				Value of	long-term
	Free	Required	Total net	in-force	business
	Surplus	capital	worth	business	operations
	note 11			note (iii)
Group
Shareholders' equity at beginning of year:
As previously reported	3,220	3,954	7,174	17,439	24,613
Effect of domestication of Hong Kong branch on 1 January 2014note 9	(35)	35	-	(11)	(11)
	3,185	3,989	7,174	17,428	24,602
New business contributionnotes (ii) and 3	(606)	453	(153)	2,279	2,126
Existing business - transfer to net worth	2,276	(316)	1,960	(1,960)	-
Expected return on existing businessnote 4	106	81	187	1,253	1,440
Changes in operating assumptions and experience variances note 4	335	36	371	238	609
Development expenses, solvency II and restructuring costs	(21)	-	(21)	-	(21)
Post-tax operating profit based on longer-term investment returns	2,090	254	2,344	1,810	4,154
Gain on sale of PruHealth and PruProtectnote 7	130	(32)	98	(54)	44
Other non-operating items	(252)	220	(32)	513	481
Post-tax profit from long-term business	1,968	442	2,410	2,269	4,679
Exchange movements on foreign operations and net investment hedges	134	125	259	599	858
Intra-group dividends (including statutory transfers) and investment in operationsnote (i)	(1,099)	-	(1,099)	79	(1,020)
Other movements	5	-	5	-	5
Shareholders' equity at 31 December 2014	4,193	4,556	8,749	20,375	29,124

Representing:
Asia operations
Shareholders' equity at beginning of year:
As previously reported	1,185	977	2,162	8,143	10,305
Effect of domestication of Hong Kong branch on 1 January 2014note 9	(104)	104	-	(40)	(40)
	1,081	1,081	2,162	8,103	10,265
New business contributionnotes (ii) and 3	(346)	130	(216)	1,378	1,162
Existing business - transfer to net worth	828	(23)	805	(805)	-
Expected return on existing businessnote 4	62	-	62	586	648
Changes in operating assumptions and experience variancesnote 4	(29)	44	15	76	91
Development expenses	(1)	-	(1)	-	(1)
Post-tax operating profit based on longer-term investment returns	514	151	665	1,235	1,900
Other non-operating items	118	70	188	(18)	170
Post-tax profit from long-term business	632	221	853	1,217	2,070
Exchange movements on foreign operations and net investment hedges	56	25	81	294	375
Intra-group dividends and investment in operations	(407)	-	(407)	-	(407)
Other movements	(15)	-	(15)	24	9
Shareholders' equity at 31 December 2014	1,347	1,327	2,674	9,638	12,312

US operations
Shareholders' equity at 1 January 2014	956	1,607	2,563	4,403	6,966
New business contributionnotes (ii) and 3	(187)	216	29	665	694
Existing business - transfer to net worth	883	(210)	673	(673)	-
Expected return on existing businessnote 4	30	48	78	304	382
Changes in operating assumptions and experience variancesnote 4	278	4	282	170	452
Post-tax operating profit based on longer-term investment returns	1,004	58	1,062	466	1,528
Other non-operating items	(269)	(55)	(324)	79	(245)
Post-tax profit from long-term business	735	3	738	545	1,283
Exchange movements on foreign operations and net investment hedges	78	100	178	305	483
Intra-group dividends	(413)	-	(413)	-	(413)
Other movements	60	-	60	-	60
Shareholders' equity at 31 December 2014	1,416	1,710	3,126	5,253	8,379

UK insurance operations
Shareholders' equity at beginning of year:
As previously reported	1,079	1,370	2,449	4,893	7,342
Effect of domestication of Hong Kong branch on 1 January 2014note 9	69	(69)	-	29	29
	1,148	1,301	2,449	4,922	7,371
New business contributionnotes (ii) and 3	(73)	107	34	236	270
Existing business - transfer to net worth	565	(83)	482	(482)	-
Expected return on existing businessnote 4	14	33	47	363	410
Changes in operating assumptions and experience variancesnote 4	86	(12)	74	(8)	66
Solvency II and restructuring costs	(20)	-	(20)	-	(20)
Post-tax operating profit based on longer-term investment returns	572	45	617	109	726
Gain on sale of PruHealth and PruProtectnote 7	130	(32)	98	(54)	44
Other non-operating items	(101)	205	104	452	556
Post-tax profit from long-term business	601	218	819	507	1,326
Intra-group dividends (including statutory transfers)note (i)	(279)	-	(279)	79	(200)
Other movements	(40)	-	(40)	(24)	(64)
Shareholders' equity at 31 December 2014	1,430	1,519	2,949	5,484	8,433

Notes:

(i)      The amounts shown in respect of free surplus and the value of in-force business for UK insurance operations for intra-group dividends (including statutory transfers) include the repayment of contingent loan funding. Contingent loan funding represents amounts whose repayment to the lender is contingent upon future surpluses emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on those contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall.

(ii)      New business contribution per £1 million of free surplus invested:

	2014 £m				2013 £m
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations	US operations	UK insurance operations	Total long-term business operations

Post-tax new business contributionnote 3	1,162	694	270	2,126	1,139	706	237	2,082
Free surplus invested in new business	(346)	(187)	(73)	(606)	(310)	(298)	(29)	(637)
Post-tax new business contribution £1 million of free surplus invested	3.4	3.7	3.7	3.5	3.7	2.4	8.2	3.3

(iii) The value of in-force business comprises the value of future margins from current in-force business less the cost of holding required capital as shown below:

	31 Dec 2014 £m				31 Dec 2013 £m
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations	US operations	UK insurance operations	Total long-term business operations
Value of in-force business before deduction of cost of capital and time value of guarantees	10,168	5,914	5,756	21,838	8,540	4,769	5,135	18,444
Cost of capital	(417)	(199)	(272)	(888)	(347)	(220)	(242)	(809)
Cost of time value of guaranteesnote (iv)	(113)	(462)	-	(575)	(50)	(146)	-	(196)
Net value of in-force business	9,638	5,253	5,484	20,375	8,143	4,403	4,893	17,439

(iv)     The increase in the cost of time value of guarantees for US operations from £(146) million at 2013 to £(462) million at 2014 primarily relates to variable annuity business. It mainly arises from the decrease in the expected long-term separate account rate of return following the 90 basis points decline in the US 10-year treasury bond rate and the impact from new business written in the year, partly offset by the level of equity performance.

14 Expected transfer of value of in-force business to free surplus

The discounted value of in-force business and required capital can be reconciled to the 2014 and 2013 totals in the tables below for the emergence of free surplus as follows:

	2014 £m	2013 £m
Required capitalnote 13	4,556	3,954
Value of in-force (VIF)note 13	20,375	17,439
Add back: deduction for cost of time value of guaranteesnote 13	575	196
Expected cashflow from sale of Japan Life business	(23)	(25)
Other itemsnote	(1,382)	(1,157)
Total	24,101	20,407

Note:
'Other items'  represent amounts incorporated into VIF where there is no definitive timeframe for when the payments will be made or receipts received. In particular, other items includes the deduction of the value of the shareholders' interest in the estate, the value of which is derived by increasing final bonus rates so as to exhaust the estate over the lifetime of the in-force with-profits business. This is an assumption to give an appropriate valuation. To be conservative this item is excluded from the expected free surplus generation profile below.

Cash flows are projected on a deterministic basis and are discounted at the appropriate risk discount rate. The modelled cash flows use the same methodology underpinning the Group's embedded value reporting and so are subject to the same assumptions and sensitivities.

The table below shows how the VIF generated by the in-force business and the associated required capital is modelled as emerging into free surplus over future years.

		2014 £m
		Expected period of conversion of future post tax distributable earnings and required capital flows to free surplus
	2014 Total as shown above	1-5 years	6 -10 years	11-15 years	16 -20 years	21-40 years	40+ years
Asia operations*	10,859	3,660	2,289	1,553	1,026	1,874	457
US operations	7,471	3,867	2,298	873	334	99	-
UK insurance operations	5,771	2,111	1,464	973	606	604	13
Total	24,101	9,638	6,051	3,399	1,966	2,577	470
	100%	40%	25%	14%	8%	11%	2%

		2013 £m
		Expected period of conversion of future post tax distributable earnings and required capital flows to free surplus
	2013Total as shown above	1-5 years	6 -10 years	11-15 years	16 -20 years	21-40 years	40+ years
Asia operations*	9,021	3,168	1,883	1,275	855	1,465	375
US operations	6,234	3,326	1,845	653	271	139	-
UK insurance operations	5,152	1,915	1,326	870	536	487	18
Total	20,407	8,409	5,054	2,798	1,662	2,091	393
	100%	41%	25%	14%	8%	10%	2%
*Following its reclassification as held for sale, the Asia cashflows exclude any cashflows in respect of Japan.

15 Sensitivity of results to alternative assumptions

(a) Sensitivity analysis - economic assumptions

The tables below show the sensitivity of the embedded value as at 31 December 2014 (31 December 2013) and the post-tax new business contribution after the effect of required capital for 2014 and 2013 to:

• 1 per cent increase in the discount rates;

•     1 per cent increase and decrease in interest rates, including all consequential changes (assumed investment returns for all asset classes, market values of fixed interest assets, risk discount rates);

• 1 per cent rise in equity and property yields;
• 10 per cent fall in market value of equity and property assets (embedded value only);
• The statutory minimum capital level (by contrast to EEV basis required capital), (for embedded value only);
• 5 basis point increase in UK long-term expected defaults; and
• 10 basis point increase in the liquidity premium for UK annuities.

In each sensitivity calculation, all other assumptions remain unchanged except where they are directly affected by the revised economic conditions.

New business contribution

	2014 £m				2013* £m
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations	US operations	UK insurance operations	Total long-term business operations
Post-tax new business contributionnote 3	1,162	694	270	2,126	1,139	706	237	2,082
Discount rates - 1% increase	(176)	(27)	(38)	(241)	(148)	(34)	(29)	(211)
Interest rates - 1% increase	13	61	(15)	59	23	47	(1)	69
Interest rates - 1% decrease	(52)	(101)	19	(134)	(55)	(69)	-	(124)
Equity/property yields - 1% rise	46	73	12	131	45	63	10	118
Long-term expected defaults - 5 bps increase	-	-	(10)	(10)	-	-	(6)	(6)
Liquidity premium - 10 bps increase	-	-	20	20	-	-	12	12
* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the 2013 results are shown on a comparable basis - see note 1.

Embedded value of long-term business operations

	2014 £m				2013 £m
				Total				Total
			UK	long-term			UK	long-term
	Asia	US	insurance	business	Asia	US	insurance	business
	operations	operations	operations	operations	operations	operations	operations	operations
Shareholders' equitynote 12	12,312	8,379	8,433	29,124	10,305	6,966	7,342	24,613
Discount rates - 1% increase	(1,214)	(268)	(602)	(2,084)	(992)	(266)	(529)	(1,787)
Interest rates - 1% increase	(462)	(232)	(362)	(1,056)	(297)	(65)	(380)	(742)
Interest rates - 1% decrease	211	16	452	679	200	(12)	443	631
Equity/property yields - 1% rise	435	365	282	1,082	370	250	210	830
Equity/property market values - 10% fall	(221)	(129)	(380)	(730)	(183)	(90)	(238)	(511)
Statutory minimum capital	129	139	4	272	109	153	4	266
Long-term expected defaults - 5 bps increase	-	-	(139)	(139)	-	-	(114)	(114)
Liquidity premium - 10 bps increase	-	-	278	278	-	-	228	228

The sensitivities shown above are for the impact of instantaneous changes on the embedded value of long-term business operations and include the combined effect on the value of in-force business and net assets at the balance sheet dates indicated. If the change in assumption shown in the sensitivities were to occur, then the effect shown above would be recorded within two components of the profit analysis for the following year. These are for the effect of economic assumption changes and short-term fluctuations in investment returns. In addition to the sensitivity effects shown above, the other components of the profit for the following year would be calculated by reference to the altered assumptions, for example new business contribution and unwind of discount, together with the effect of other changes such as altered corporate bond spreads. In addition for Jackson, the fair value movements on assets backing surplus and required capital which are taken directly to shareholders' equity would also be affected by changes in interest rates.

(b) Sensitivity analysis - non-economic assumptions

The tables below show the sensitivity of the embedded value as at 31 December 2014 (31 December 2013) and the post-tax new business contribution after the effect of required capital for 2014 and 2013 to:

• 10 per cent proportionate decrease in maintenance expenses (a 10 per cent sensitivity on a base assumption of £10 per annum would represent an expense assumption of £9 per annum);
• 10 per cent proportionate decrease in lapse rates (a 10 per cent sensitivity on a base assumption of 5 per cent would represent a lapse rate of 4.5 per cent per annum); and
• 5 per cent proportionate decrease in base mortality and morbidity rates (i.e. increased longevity).

New business contribution

	2014 £m				2013* £m
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations	US operations	UK insurance operations	Total long-term business operations
Post-tax new business contributionnote 3	1,162	694	270	2,126	1,139	706	237	2,082
Maintenance expenses - 10% decrease	23	8	3	34	23	8	3	34
Lapse rates - 10% decrease	88	27	6	121	85	27	6	118
Mortality and morbidity - 5% decrease	52	2	(20)	34	58	4	(6)	56
Change representing effect on:
Life business	52	2	1	55	58	4	2	64
UK annuities	-	-	(21)	(21)	-	-	(9)	(9)
* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the 2013 results are shown on a comparable basis - see note 1.

Embedded value of long-term business operations

	2014 £m				2013 £m
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations	US operations	UK insurance operations	Total long-term business operations
Shareholders' equitynote 12	12,312	8,379	8,433	29,124	10,305	6,966	7,342	24,613
Maintenance expenses - 10% decrease	136	71	56	263	126	59	58	243
Lapse rates - 10% decrease	422	354	67	843	352	294	79	725
Mortality and morbidity - 5% decrease	433	163	(347)	249	377	154	(254)	277
Change representing effect on:
Life business	433	163	9	605	377	154	20	551
UK annuities	-	-	(356)	(356)	-	-	(274)	(274)

16 Methodology and accounting presentation

(a) Methodology

Overview
The embedded value is the present value of the shareholders' interest in the earnings distributable from assets allocated to covered business after sufficient allowance has been made for the aggregate risks in that business. The shareholders' interest in the Group's long-term business comprises:
• the present value of future shareholder cash flows from in-force covered business (value of in-force business), less deductions for:
- the cost of locked-in required capital; and
- the time value of cost of options and guarantees;
• locked-in required capital; and
• the shareholders' net worth in excess of required capital (free surplus).

The value of future new business is excluded from the embedded value.

Notwithstanding the basis of presentation of results (as explained in note 16(b)(iii)) no smoothing of market or account balance values, unrealised gains or investment return is applied in determining the embedded value or profit. Separately, the analysis of profit is delineated between operating profit based on longer-term investment returns and other constituent items (as explained in note 16(b)(i)).

(i) Covered business
The EEV results for the Group are prepared for 'covered business', as defined by the EEV Principles. Covered business represents the Group's long-term insurance business for which the value of new and in-force contracts is attributable to shareholders. The post-tax EEV basis results for the Group's covered business are then combined with the post-tax IFRS basis results of the Group's other operations. Under the EEV Principles, the results for covered business incorporate the projected margins of attaching internal asset management, as described in note 16(a)(vii).

The definition of long-term business operations is consistent with previous practice and comprises those contracts falling under the definition for regulatory purposes together with, for US operations, contracts that are in substance the same as guaranteed investment contracts (GICs) but do not fall within the technical definition.

Covered business comprises the Group's long-term business operations, with two exceptions:

•       the closed Scottish Amicable Insurance Fund (SAIF) which is excluded from covered business. SAIF is a ring-fenced sub-fund of the Prudential Assurance Company (PAC) long-term fund, established by a Court approved Scheme of Arrangement in October 1997. SAIF is closed to new business and the assets and liabilities of the fund are wholly attributable to the policyholders of the fund.

•       the presentational treatment of the Group's principal defined benefit pension scheme, the Prudential Staff Pension Scheme (PSPS). The partial recognition of the surplus for PSPS is recognised in 'Other' operations.

A small amount of UK group pensions business is also not modelled for EEV reporting purposes.

(ii)  Valuation of in-force and new business
The embedded value results are prepared incorporating best estimate assumptions about all relevant factors including levels of future investment returns, expenses, persistency and mortality (as described in note 17). These assumptions are used to project future cash flows. The present value of the future cash flows is then calculated using a discount rate which reflects both the time value of money and the non-diversifiable risks associated with the cash flows that are not otherwise allowed for.

New business
In determining the EEV basis value of new business, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

New business premiums reflect those premiums attaching to covered business, including premiums for contracts classified as investment products for IFRS basis reporting. New business premiums for regular premium products are shown on an annualised basis. Internal vesting business is classified as new business where the contracts include an open market option.

The post-tax contribution from new business represents profits determined by applying operating assumptions as at the end of the year.

For UK immediate annuity business and single premium Universal Life products in Asia, primarily in Singapore, the new business contribution is determined by applying economic assumptions reflecting point-of-sale market conditions. This is consistent with how the business is priced as crediting rates are linked to yields on specific assets and the yield is locked-in when the assets are purchased at the point-of-sale of the policy. For other business within the Group, end of year economic assumptions are used.

New business profitability is a key metric for the Group's management of the development of the business. In addition, post-tax new business margins are shown by reference to annual premium equivalents (APE) and the present value of new business premiums (PVNBP). These margins are calculated as the percentage of the value of new business profit to APE and PVNBP. APE is calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. PVNBP is calculated as equalling single premiums plus the present value of expected premiums of new regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

Valuation movements on investments
With the exception of debt securities held by Jackson, investment gains and losses during the year (to the extent that changes in capital values do not directly match changes in liabilities) are included directly in the profit for the year and shareholders' equity as they arise.

The results for any covered business conceptually reflect the aggregate of the IFRS results and the movements on the additional shareholders' interest recognised on the EEV basis. Thus the start point for the calculation of the EEV results for Jackson, as for other businesses, reflects the market value movements recognised on the IFRS basis.

However, in determining the movements on the additional shareholders' interest, the basis for calculating the Jackson EEV result acknowledges that, for debt securities backing liabilities, the aggregate EEV results reflect the fact that the value of in-force business instead incorporates the discounted value of future spread earnings. This value is not affected generally by short-term market movements on securities that broadly speaking, are held for the longer-term.

Fixed income securities backing the free surplus and required capital for Jackson are accounted for at fair value. However, consistent with the treatment applied under IFRS for Jackson securities classified as available-for-sale, movements in unrealised appreciation on these securities are accounted for in equity rather than in the income statement, as shown in the movement in shareholders' equity.

(iii)  Cost of capital
A charge is deducted from the embedded value for the cost of capital supporting the Group's long-term business. This capital is referred to as required capital. The cost is the difference between the nominal value of the capital and the discounted value of the projected releases of this capital allowing for investment earnings (post-tax) on the capital.

The annual result is affected by the movement in this cost from year-to-year which comprises a charge against new business profit and generally a release in respect of the reduction in capital requirements for business in force as this runs off.
Where required capital is held within a with-profits long-term fund, the value placed on surplus assets in the fund is already discounted to reflect its release over time and no further adjustment is necessary in respect of required capital.

(iv)  Financial options and guarantees

Nature of financial options and guarantees in Prudential's long-term business
Asia operations
Subject to local market circumstances and regulatory requirements, the guarantee features described below in respect of UK business broadly apply to similar types of participating contracts principally written in the Hong Kong, Singapore and Malaysia. Participating products have both guaranteed and non-guaranteed elements.

There are also various non-participating long-term products with guarantees. The principal guarantees are those for whole of life contracts with floor levels of policyholder benefits that accrue at rates set at inception and do not vary subsequently with market conditions.

US operations (Jackson)
The principal financial options and guarantees in Jackson are associated with the fixed annuity and variable annuity (VA) lines of business.

Fixed annuities provide that, at Jackson's discretion, it may reset the interest rate credited to policyholders' accounts, subject to a guaranteed minimum. The guaranteed minimum return varies from 1.0 per cent to 5.5 per cent for 2014 and 2013, depending on the particular product, jurisdiction where issued, and date of issue. For 2014, 86 per cent (2013: 86 per cent) of the account values on fixed annuities are for policies with guarantees of 3 per cent or less. The average guarantee rate is 2.7 per cent (2013: 2.8 per cent).

Fixed annuities also present a risk that policyholders will exercise their option to surrender their contracts in periods of rapidly rising interest rates, possibly requiring Jackson to liquidate assets at an inopportune time.

Jackson issues VA contracts where it contractually guarantees to the contract holder either: a) return of no less than total deposits made to the contract adjusted for any partial withdrawals; b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return; or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the specified contract anniversary. These guarantees include benefits that are payable at specified dates during the accumulation period (Guaranteed Minimum Withdrawal Benefit (GMWB)), as death benefits (Guaranteed Minimum Death Benefits (GMDB)) or as income benefits (Guaranteed Minimum Income Benefits (GMIB)). These guarantees generally protect the policyholder's value in the event of poor equity market performance. Jackson hedges the GMDB and GMWB guarantees through the use of equity options and futures contracts, and fully reinsures the GMIB guarantees.

Jackson also issues fixed index annuities that enable policyholders to obtain a portion of an equity-linked return while providing a guaranteed minimum return. The guaranteed minimum returns are of a similar nature to those described above for fixed annuities.

UK insurance operations
For covered business the only significant financial options and guarantees in the UK insurance operations arise in the with-profits fund.

With-profits products provide returns to policyholders through bonuses that are smoothed. There are two types of bonuses - annual and final. Annual bonuses are declared once a year and, once credited, are guaranteed in accordance with the terms of the particular product. Unlike annual bonuses, final bonuses are guaranteed only until the next bonus declaration. The with-profits fund also held a provision on the Pillar I Peak 2 basis of £50 million at 31 December 2014 (31 December 2013: £36 million) to honour guarantees on a small number of guaranteed annuity option products.

The Group's main exposure to guaranteed annuity options in the UK is through the non-covered business of SAIF. A provision on the Pillar I Peak 2 basis of £549 million was held in SAIF at 31 December 2014 (31 December 2013: £328 million) to honour the guarantees. As described in note 16(a)(i) above, the assets and liabilities are wholly attributable to the policyholders of the fund. Therefore the movement in the provision has no direct impact on shareholders.

Time value
The value of financial options and guarantees comprises two parts. One is given by a deterministic valuation on best estimate assumptions (the intrinsic value). The other part arises from the variability of economic outcomes in the future (the time value). Where appropriate, a full stochastic valuation has been undertaken to determine the time value of the financial options and guarantees.

The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations. Assumptions specific to the stochastic calculations reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of long-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with an allowance for correlation between the various asset classes. Details of the key characteristics of each model are given in notes 17(iv),(v) and (vi).

In deriving the time value of financial options and guarantees, management actions in response to emerging investment and fund solvency conditions have been modelled. Management actions encompass, but are not confined to investment allocation decisions, levels of reversionary and terminal bonuses and credited rates. Bonus rates are projected from current levels and varied in accordance with assumed management actions applying in the emerging investment and fund solvency conditions.

In all instances, the modelled actions are in accordance with approved local practice and therefore reflect the options actually available to management. For the PAC with-profits fund, the actions assumed are consistent with those set out in the Principles and Practices of Financial Management which explains how regular and final bonus rates within the discretionary framework are determined, subject to the general legislative requirements applicable.

(v) Level of required capital
In adopting the EEV Principles, Prudential has based required capital on its internal targets subject to it being at least the local statutory minimum requirements. For with-profits business written in a segregated life fund, as is the case in Asia and the UK, the capital available in the fund is sufficient to meet the required capital requirements. For shareholder-backed business the following capital requirements apply:
• Asia operations: the level of required capital has been set to an amount at least equal to the higher of local statutory requirements and the internal target;

•     US operations: the level of required capital has been set at 250 per cent of the risk-based capital required by the National Association of Insurance Commissioners (NAIC) at the Company Action Level (CAL); and

•     UK insurance operations: the capital requirements are set to an amount at least equal to the higher of Pillar I and Pillar II requirements for shareholder-backed business of UK insurance operations as a whole.

(vi) With-profits business and the treatment of the estate
The proportion of surplus allocated to shareholders from the PAC with-profits fund has been based on the present level of 10 per cent. The value attributed to the shareholders' interest in the estate is derived by increasing final bonus rates (and related shareholder transfers) so as to exhaust the estate over the lifetime of the in-force with-profits business. In any scenarios where the total assets of the life fund are insufficient to meet policyholder claims in full, the excess cost is fully attributed to shareholders. Similar principles apply, where appropriate, for other with-profits funds of the Group's Asia operations.

(vii) Internal asset management
The new business and in-force results from long-term business include the projected value of profits or losses from asset management and service companies that support the Group's covered insurance businesses. The results of the Group's asset management operations include the current year profits from the management of both internal and external funds. EEV basis shareholders' other income and expenditure is adjusted to deduct the unwind of the expected internal asset management profit margin for the year. The deduction is on a basis consistent with that used for projecting the results for covered insurance business. Group operating profit accordingly includes the variance between actual and expected profit in respect of management of the covered business assets.

(viii) Allowance for risk and risk discount rates

Overview
Under the EEV Principles, discount rates used to determine the present value of future cash flows are set by reference to risk-free rates plus a risk margin. The risk margin should reflect any non-diversifiable risk associated with the emergence of distributable earnings that is not allowed for elsewhere in the valuation. Prudential has selected a granular approach to better reflect differences in market risk inherent in each product group. The risk discount rate so derived does not reflect an overall Group market beta but instead reflects the expected volatility associated with the cash flows for each product category in the embedded value model.

Since financial options and guarantees are explicitly valued under the EEV methodology, discount rates under EEV are set excluding the effect of these product features.

The risk margin represents the aggregate of the allowance for market risk, additional allowance for credit risk where appropriate, and allowance for non-diversifiable non-market risk. No allowance is required for non-market risks where these are assumed to be fully diversifiable.

Market risk allowance
The allowance for market risk represents the beta multiplied by an equity risk premium. Except for UK shareholder-backed annuity business (as explained below) such an approach has been used for all of the Group's businesses.

The beta of a portfolio or product measures its relative market risk. The risk discount rates reflect the market risk inherent in each product group and hence the volatility of product cash flows. These are determined by considering how the profits from each product are affected by changes in expected returns on various asset classes. By converting this into a relative rate of return it is possible to derive a product specific beta.

Product level betas reflect the most recent product mix to produce appropriate betas and risk discount rates for each major product grouping.

Additional credit risk allowance
The Group's methodology is to allow appropriately for credit risk. The allowance for total credit risk is to cover:
•     expected long-term defaults;
•     credit risk premium (to reflect the volatility in downgrade and default levels); and
•     short-term downgrades and defaults.

These allowances are initially reflected in determining best estimate returns and through the market risk allowance described above. However, for those businesses which are largely backed by holdings of debt securities these allowances in the projected returns and market risk allowances may not be sufficient and an additional allowance may be appropriate.

The practical application of the allowance for credit risk varies depending upon the type of business as described below.

Asia operations
For Asia operations, the allowance for credit risk incorporated in the projected rates of return and the market risk allowance are sufficient. Accordingly no additional allowance for credit risk is required.

The projected rates of return for holdings of corporate bonds comprise the risk-free rate plus an assessment of long-term spread over the risk-free rate.

US operations (Jackson)
For Jackson business, the allowance for long-term defaults is reflected in the risk margin reserve (RMR) charge which is deducted in determining the projected spread margin between the earned rate on the investments and the policyholder crediting rate.

The risk discount rate incorporates an additional allowance for credit risk premium and short-term downgrades and defaults as shown in note 17(ii). In determining this allowance a number of factors have been considered. These factors, in particular, include:

(a)   How much of the credit spread on debt securities represents an increased credit risk not reflected in the RMR long-term default assumptions, and how much is liquidity premium (which is the premium required by investors to compensate for the risk of longer-term investments which cannot be easily converted into cash, and converted at the fair market value). In assessing this effect, consideration has been given to a number of approaches to estimating the liquidity premium by considering recent statistical data; and

(b)   Policyholder benefits for Jackson fixed annuity business are not fixed. It is possible in adverse economic scenarios to pass on a component of credit losses to policyholders (subject to guarantee features) through lower investment return rates credited to policyholders. Consequently, it is only necessary to allow for the balance of the credit risk in the risk discount rate.

The level of the additional allowance is assessed at each reporting period to take account of prevailing credit conditions and as the business in force alters over time. The additional allowance for variable annuity business has been set at one-fifth of the non-variable annuity business to reflect the proportion of the allocated holdings of general account debt securities.

The level of allowance differs from that for UK annuity business for investment portfolio differences and to take account of the management actions available in adverse economic scenarios to reduce crediting rates to policyholders, subject to guarantee features of the products.

UK operations
(1) Shareholder-backed annuity business
For Prudential's UK shareholder-backed annuity business, Prudential has used a market consistent embedded value (MCEV) approach to derive an implied risk discount rate which is then applied to the projected best estimate cash flows.
In the annuity MCEV calculations as the assets are generally held to maturity to match long duration liabilities, the future cash flows are discounted using the swap yield curve plus an allowance for liquidity premium based on Prudential's assessment of the expected return on the assets backing the annuity liabilities after allowing for:

(a)   expected long-term defaults derived as a percentage of historical default experience based on Moody's data for the period 1970 to 2009 and the definition of the credit rating assigned to each asset held is the second highest credit rating published by Moody's, Standard & Poor's and Fitch;

(b)   a credit risk premium, which is derived as the excess over the expected long-term defaults, of the 95th percentile of historical cumulative defaults based on Moody's data for the period 1970 to 2009, and subject to a minimum margin over expected long-term defaults of 50 per cent;

(c) an allowance for a 1 notch downgrade of the asset portfolio subject to credit risk and;
(d) an allowance for short-term downgrades and defaults.

For the purposes of presentation in the EEV results, the results on this basis are reconfigured. Under this approach the projected earned rate of return on the debt securities held is determined after allowing for expected long-term defaults and, where necessary, an additional allowance for an element of short-term downgrades and defaults to bring the allowance in the earned rate up to best estimate levels. The allowances for credit risk premium, 1 notch downgrade and the remaining element of short-term downgrade and default allowances are incorporated into the risk margin included in the discount rate, as shown in note 17(iii)(b).

(2) With-profits fund non-profit annuity business
For UK non-profit annuity business including that attributable to the PAC with-profits fund, the basis for determining the aggregate allowance for credit risk is consistent with that applied for UK shareholder-backed annuity business (as described above). The allowance for credit risk for this business is taken into account in determining the projected cash flows to the with-profits fund, which are in turn discounted at the risk discount rate applicable to all of the projected cash flows of the fund.

(3) With-profits fund holdings of debt securities
The UK with-profits fund holds debt securities as part of its investment portfolio backing policyholder liabilities and unallocated surplus. The assumed earned rate for with-profit holdings of corporate bonds is defined as the risk-free rate plus an assessment of the long-term spread over gilts, net of expected long-term defaults. This approach is similar to that applied for equities and properties for which the projected earned rate is defined as the risk-free rate plus a long-term risk premium.

Allowance for non-diversifiable non-market risks
The majority of non-market and non-credit risks are considered to be diversifiable. Finance theory cannot be used to determine the appropriate component of beta for non-diversifiable non-market risks since there is no observable risk premium associated with it that is akin to the equity risk premium. Recognising this, a pragmatic approach has been applied.

A base level allowance of 50 basis points is applied to cover the non-diversifiable non-market risks associated with the Group's businesses. For the Group's US business and UK business other than shareholder-backed annuity, no additional allowance is necessary. For UK shareholder-backed annuity business a further allowance of 50 basis points is used to reflect the longevity risk which is of particular relevance. For the Group's Asia operations in China, India, Indonesia, the Philippines, Taiwan, Thailand and Vietnam, additional allowances are applied for emerging market risk ranging from 100 to 250 basis points.

(ix) Foreign currency translation
Foreign currency profits and losses have been translated at average exchange rates for the year. Foreign currency assets and liabilities have been translated at year end rates of exchange. The principal exchange rates are shown in note A1 of the IFRS statements.

(x) Taxation
In determining the post-tax profit for the year for covered business, the overall tax rate includes the impact of tax effects determined on a local regulatory basis. Tax payments and receipts included in the projected cash flows to determine the value of in-force business are calculated using rates that have been announced and substantively enacted by the end of the reporting period.

(xi) Inter-company arrangements
The EEV results for covered business incorporate annuities established in the PAC non-profit sub-fund from vesting pension polices in SAIF (which is not covered business). The EEV results also incorporate the effect of the reinsurance arrangement of non-profit immediate pension annuity liabilities of SAIF to PRIL. In addition, the free surplus and value of in-force business are calculated after taking account of the impact of contingent loan arrangements between Group companies (movements in the contingent loan liability are reflected via the projected cash flows in the value of in-force and the related funding is reflected in free surplus).

(b) Accounting presentation

(i) Analysis of post-tax profit
To the extent applicable, the presentation of the EEV post-tax profit for the year is consistent in the classification between operating and non-operating results with the basis that the Group applies for the analysis of IFRS basis results. Operating results reflect underlying results including longer-term investment returns (which are determined as described in note 16(b)(ii) below) and incorporate the following:
• new business contribution, as defined in note 16(a)(ii);
• unwind of discount on the value of in-force business and other expected returns, as described in note 16(b)(iii) below;
• the impact of routine changes of estimates relating to non-economic assumptions, as described in note 16(b)(iv) below; and
• non-economic experience variances, as described in note 16(b)(v) below.

Non-operating results comprise the following:
• short-term fluctuations in investment returns;
• the mark to market value movements on core borrowings;
• the effect of changes in economic assumptions;
• the gain on sale of PruHealth and PruProtect in 2014;
• the costs associated with the domestication of the Hong Kong branch which became effective on 1 January 2014; and
• the loss attaching to the held for sale Japan Life business.

Total profit attributable to shareholders and basic earnings per share include these items, together with actual investment returns. The Company believes that operating profit, as adjusted for these items, better reflects underlying performance.

(ii) Investment returns included in operating profit
For the investment element of the assets covering the net worth of long-term insurance business, investment returns are recognised in operating results at the expected long-term rate of return. These expected returns are calculated by reference to the asset mix of the portfolio. For the purpose of calculating the longer-term investment return to be included in the operating result of the PAC with-profits fund of UK operations, where assets backing the liabilities and unallocated surplus are subject to market volatility, asset values at the beginning of the reporting period are adjusted to remove the effects of short-term market movements as explained in note 16(b)(iii) below.

For the purpose of determining the long-term returns for debt securities of US operations for fixed annuity and other general account business, a risk margin charge is included which reflects the expected long-term rate of default based on the credit quality of the portfolio. For Jackson, interest-related realised gains and losses are amortised to the operating results over the maturity period of the sold bonds and for equity-related investments, a long-term rate of return is assumed, which reflects the aggregation of end of period risk-free rates and equity risk premium. For US variable annuity separate account business, operating profit includes the unwind of discount on the opening value of in-force adjusted to reflect end of period projected rates of return with the excess or deficit of the actual return recognised within non-operating profit, together with the related hedging activity.

For UK annuity business, rebalancing of the asset portfolio backing the liabilities to policyholders may, from time to time, take place to align it more closely with the internal benchmark of credit quality that management applies. Such rebalancing will result in a change in the projected yield on the asset portfolio and the allowance for default risk. The net effect of these changes is included in the result for the year.

(iii) Unwind of discount and other expected returns
The unwind of discount and other expected returns is determined by reference to:
• the value of in-force business at the beginning of the period (adjusted for the effect of current period economic and operating assumption changes); and
• required capital and surplus assets.

In applying this general approach, the unwind of discount included in operating profit for the with-profits business of UK insurance operations is determined by reference to the opening value of in-force, as adjusted for the effects of short-term investment volatility due to market movements (i.e. smoothed). In the summary statement of financial position and for total profit reporting, asset values and investment returns are not smoothed. At 31 December 2014 the shareholders' interest in the smoothed surplus assets used for this purpose only, were £194 million lower (31 December 2013: £136 million lower) than the surplus assets carried in the statement of financial position.

(iv) Effect of changes in operating assumptions
Operating profit includes the effect of changes to operating assumptions on the value of in-force at the end of the period. For presentational purposes, the effect of change is delineated to show the effect on the opening value of in-force with the experience variance being determined by reference to the end of period assumptions.

(v) Operating experience variances
Operating profits include the effect of experience variances on non-economic assumptions, which are calculated with reference to the embedded value assumptions at the end of the reporting period, such as persistency, mortality and morbidity, expenses and other factors.

(vi) Effect of changes in economic assumptions
Movements in the value of in-force business at the beginning of the period caused by changes in economic assumptions, net of the related change in the time value of cost of options and guarantees, are recorded in non-operating results.

17 Assumptions

Principal economic assumptions
The EEV basis results for the Group's operations have been determined using economic assumptions where the long-term expected rates of return on investments and risk discount rates are set by reference to period end rates of return on government bonds. Expected returns on equity and property asset classes and corporate bonds are derived by adding a risk premium, based on the Group's long-term view, to the risk-free rate.

The total profit that emerges over the lifetime of an individual contract as calculated using the embedded value basis is the same as that calculated under the IFRS basis. Since the embedded value basis reflects discounted future cash flows, under this methodology the profit emergence is advanced, thus more closely aligning the timing of the recognition of profits with the efforts and risks of current management actions, particularly with regard to business sold during the year.

(i) Asia operationsnote (b)

	Risk discount rate %				10-year government bond yield %		Expected long-term Inflation %
	New business		In force
	31 Dec 2014	31 Dec 2013	31 Dec 2014	31 Dec 2013	31 Dec 2014	31 Dec 2013	31 Dec 2014	31 Dec 2013
China	10.2	11.2	10.2	11.2	3.7	4.7	2.5	2.5
Hong Kongnotes (b), (c)	3.7	4.9	3.7	4.8	2.2	3.1	2.3	2.3
India	13.0	14.0	13.0	14.0	8.0	9.0	4.0	4.0
Indonesia	12.0	12.5	12.0	12.5	7.9	8.6	5.0	5.0
Korea	6.7	7.4	6.5	7.6	2.6	3.6	3.0	3.0
Malaysianote (c)	6.6	6.5	6.6	6.5	4.1	4.2	2.5	2.5
Philippines	10.8	10.5	10.8	10.5	4.0	3.8	4.0	4.0
Singaporenote (c)	4.3	4.6	5.0	5.3	2.3	2.6	2.0	2.0
Taiwan	4.2	4.3	4.1	4.1	1.6	1.7	1.0	1.0
Thailand	9.5	10.7	9.5	10.7	2.7	3.9	3.0	3.0
Vietnam	14.0	15.7	14.0	15.7	7.2	9.0	5.5	5.5
Total weighted risk discount ratenote (a)	6.9	8.1	6.6	7.2
Equity risk premiums in Asia (excluding those for the held for sale Japan Life business) range from 3.5 per cent to 8.7 per cent for 2014 and 2013.

Notes:

(a)     The weighted risk discount rates for Asia operations shown above have been determined by weighting each country's risk discount rates by reference to the post-tax EEV basis new business result and the closing value of in-force business. The changes in the risk discount rates for individual Asia territories reflect the movements in government bond yields, together with the effects of movements in the allowance for market risk and changes in product mix.

(b) For Hong Kong the assumptions shown are for US dollar denominated business. For other territories, the assumptions are for local currency denominated business.
(c) The mean equity return assumptions for the most significant equity holdings of the Asia operations were:

	31 Dec 2014%	31 Dec 2013%
Hong Kong	6.2	7.1
Malaysia	10.1	10.1
Singapore	8.3	8.6

(ii) US operations

	31 Dec 2014%	31 Dec 2013%
Assumed new business spread margins:*
Fixed Annuity business:**
January to June issues	1.5	1.2
July to December issues	1.5	1.75
Fixed Index Annuity business:
January to June issues	2.0	1.45
July to December issues	2.0	2.0
Institutional business	0.7	0.75
Allowance for long-term defaults included in projected spreadnote 16(a)(viii)	0.25	0.25
Risk discount rate:
Variable annuity:
Risk discount rate	6.9	7.6
Additional allowance for credit risk included in risk discount ratenote 16 (a)(viii)	0.2	0.2
Non-variable annuity:
Risk discount rate	3.9	4.8
Additional allowance for credit risk included in risk discount ratenote 16 (a)(viii)	1.0	1.0
Weighted average total:
New business	6.7	7.4
In force	6.2	6.9
US 10-year treasury bond rate at end of year	2.2	3.1
Pre-tax expected long-term nominal rate of return for US equities	6.2	7.1
Expected long-term rate of inflation	2.8	2.6
Equity risk premium	4.0	4.0
S&P equity return volatility note 17 (v)	18.0	19.0

*    including the proportion of variable annuity business invested in the general account  and fixed index annuity business, the assumed spread margin grades up linearly by 25 basis points to a long-term assumption over five years.

** including the proportion of variable annuity business invested in the general account.

(iii) UK insurance operations

	31 Dec 2014%	31 Dec 2013%
Shareholder-backed annuity business:note (b)
Risk discount rate:
New business	6.5	6.8
In forcenote (a)	6.9	8.3
Pre-tax expected long-term nominal rate of return for shareholder-backed annuity business:
New business	4.1	4.2
In forcenote (a)	3.2	4.3
Other business:
Risk discount rate:
New business	5.3	6.1
In force	5.9	6.8
Pre-tax expected long-term nominal rates of investment return:
UK equities	6.2	7.5
Overseas equities	6.2 to 9.0	7.1 to 9.2
Property	4.9	6.2
15-year gilt rate	2.2	3.5
Corporate bonds	3.8	5.1
Expected long-term rate of inflation	3.0	3.4
Equity risk premium	4.0	4.0

Notes:

(a)      For shareholder-backed annuity business, the movements in the pre-tax long-term nominal rates of return and the risk discount rates for in-force business mainly reflect the effect of changes in asset yields.

(b)      Credit spread treatment: For Prudential Retirement Income Limited, which has approximately 90 per cent of UK shareholder-backed annuity business, the credit assumptions used in the underlying MCEV calculation (see note 16(a)(viii)) and the residual liquidity premium element of the bond spread over swap rates are as follows:

	Individual annuity new business		Total in-force business
	31 Dec 2014 (bps)	31 Dec 2013 (bps)	31 Dec 2014 (bps)	31 Dec 2013 (bps)
Bond spread over swap rates	108	117	143	133
Total credit risk allowance	29	37	58	62
Liquidity premium	79	80	85	71
* The new business liquidity premium is based on the weighted average of the point of sale liquidity premia.

The overall allowance for credit risk is prudent by comparison with historic rates of default and would be sufficient to withstand a wide range of extreme credit events over the expected lifetime of the annuity business.

Stochastic assumptions
Details are given below of the key characteristics of the models used to determine the time value of the financial options and guarantees as referred to in note 16(a)(iv).

(iv)    Asia operations
• The stochastic cost of guarantees is primarily of significance for the Hong Kong, Korea, Malaysia, Singapore and Taiwan operations.
• The principal asset classes are government and corporate bonds.
• The asset return models are similar to the models as described for UK insurance operations below.
• The volatility of equity returns ranges from 18 per cent to 35 per cent in both years, and the volatility of government bond yields ranges from 0.9 per cent to 2.3 per cent in both years.

(v)     US operations (Jackson)
• Interest rates and equity returns are projected using a log-normal generator reflecting historical market data.
• Corporate bond returns are based on Treasury yields plus a spread that reflects current market conditions.

•     The volatility of equity returns ranges from 18 per cent to 27 per cent (2013: 19 per cent to 32 per cent) and the standard deviation of interest rates ranges from 2.2 per cent to 2.5 per cent for both years.

(vi)    UK insurance operations
• Interest rates are projected using a stochastic interest rate model calibrated to the current market yields.
• Equity returns are assumed to follow a log-normal distribution.
• The corporate bond return is calculated based on a risk-free bond return plus a mean-reverting spread.
• Property returns are also modelled on a risk-free bond return plus a risk premium with a stochastic process reflecting total property returns.
• The standard deviation of equities and property ranges from 15 per cent to 20 per cent for both years.

Operating assumptions
Best estimate assumptions
Best estimate assumptions are used for the cash flow projections, where best estimate is defined as the mean of the distribution of future possible outcomes. The assumptions are reviewed actively and changes are made when evidence exists that material changes in future experience are reasonably certain.

Assumptions required in the calculation of the value of options and guarantees, for example relating to volatilities and correlations, or dynamic algorithms linking liabilities to assets, have been set equal to the best estimates and, wherever material and practical, reflect any dynamic relationships between the assumptions and the stochastic variables.

Demographic assumptions
Persistency, mortality and morbidity assumptions are based on an analysis of recent experience but also reflect expected future experience. Where relevant, when calculating the time value of financial options and guarantees, policyholder withdrawal rates vary in line with the emerging investment conditions according to management's expectations.

Expense assumptions
Expense levels, including those of service companies that support the Group's long-term business operations, are based on internal expense analysis investigations and are appropriately allocated to acquisition of new business and renewal of in-force business. Exceptional expenses are identified and reported separately. For mature business, it is Prudential's policy not to take credit for future cost reduction programmes until the savings have been delivered. For businesses which are currently sub-scale (China, Malaysia Takaful and Taiwan) and India (where the business model is being adapted as the industry continues to adjust to regulatory changes), expense overruns are reported where these are expected to be short-lived.

For Asia operations, the expenses comprise costs borne directly and recharged costs from the Asia regional head office, that are attributable to covered business. The assumed future expenses for these operations also include projections of these future recharges. Development expenses are charged as incurred.

Corporate expenditure, which is included in other income and expenditure, comprises:

•       Expenditure for Group head office, to the extent not allocated to the PAC with-profits funds, together with Solvency II implementation and restructuring costs, which are charged to the EEV basis results as incurred; and

•       Expenditure of the Asia regional head office that is not allocated to the covered business or asset management operations which is charged as incurred. These costs are primarily for corporate related activities and are included within corporate expenditure.

Tax rates
The assumed long term effective tax rates for operations reflect the incidence of taxable profits and losses in the projected cash flows as explained in note 16(a)(x).
The local standard corporate tax rates applicable for the most significant operations for 2014 and 2013, are as follows:
Standard corporate tax rates	%
Asia operations:
Hong Kong	16.5*
Indonesia	25.0
Malaysia	2015: 25.0; From 2016: 24.0
Singapore	17.0
US operations	35.0
UK operations	20.0
* 16.5 per cent on 5 per cent of premium income

18 New business premiums and contributions note (i)

	Single		Regular		Annual premium and contribution equivalents		Present value of new business premiums
					(APE)		(PVNBP)
					note 16(a)(ii)		note 16(a)(ii)
	2014 £m	2013 £m	2014 £m	2013 £m	2014 £m	2013 £m	2014 £m	2013 £m
Group insurance operations
Asia	2,272	2,136	2,010	1,911	2,237	2,125	12,331	11,375
US	15,555	15,712	-	2	1,556	1,573	15,555	15,723
UK	6,681	5,128	189	212	857	725	7,471	5,978
Group total	24,508	22,976	2,199	2,125	4,650	4,423	35,357	33,076
Asia insurance operations
Cambodia	-	-	3	1	3	1	16	3
Hong Kong	419	326	603	455	645	487	3,861	2,795
Indonesia	280	303	357	445	385	477	1,619	1,943
Malaysia	117	114	189	197	201	208	1,284	1,352
Philippines	121	193	39	34	51	53	248	299
Singapore	677	571	289	304	357	361	2,683	2,588
Thailand	92	66	74	61	83	68	392	289
Vietnam	4	2	61	54	61	54	247	204
SE Asia operations inc. Hong Kong	1,710	1,575	1,615	1,551	1,786	1,709	10,350	9,473
Chinanote (ii)	239	114	81	71	105	83	550	409
Korea	212	311	92	82	113	113	609	641
Taiwan	83	102	116	107	124	117	462	491
Indianote (iii)	28	34	106	100	109	103	360	361
Total Asia insurance operations	2,272	2,136	2,010	1,911	2,237	2,125	12,331	11,375
US insurance operations
Variable annuities	10,899	10,795	-	-	1,090	1,079	10,899	10,795
Elite access (variable annuity)	3,108	2,585	-	-	311	259	3,108	2,585
Fixed annuities	527	555	-	-	53	55	527	555
Fixed index annuities	370	907	-	-	37	91	370	907
Life	-	1	-	2	-	2	-	12
Wholesale	651	869	-	-	65	87	651	869
Total US insurance operations	15,555	15,712	-	2	1,556	1,573	15,555	15,723
UK and Europe insurance operations
Direct and partnership annuities	162	284	-	-	16	28	162	284
Intermediated annuities	139	488	-	-	14	49	139	488
Internal vesting annuities	764	1,305	-	-	76	131	764	1,305
Total individual annuities	1,065	2,077	-	-	106	208	1,065	2,077
Corporate pensions	92	120	138	161	147	173	592	686
Onshore bonds	2,318	1,754	-	-	232	176	2,321	1,756
Other products	1,496	901	51	51	201	140	1,783	1,183
Wholesale	1,710	276	-	-	171	28	1,710	276
Total UK and Europe insurance operations	6,681	5,128	189	212	857	725	7,471	5,978
Group total	24,508	22,976	2,199	2,125	4,650	4,423	35,357	33,076

Notes:

(i)    The tables shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.

(ii)    New business in China is included at Prudential's 50 per cent interest in the China life operation.
(iii)   New business in India is included at Prudential's 26 per cent interest in the India life operation.

Additional Unaudited Financial Information

A New Business

BASIS OF PREPARATION

The format of the schedules is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. With the exception of some US institutional business, products categorised as 'insurance' refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, i.e falling within one of the classes of insurance specified in part II of Schedule 1 to the Regulated Activities Order under PRA regulations.

The details shown for insurance products include contributions for contracts that are classified under IFRS 4 'Insurance Contracts' as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK Insurance Operations, and Guaranteed Investment Contracts and similar funding agreements written in US Operations.

New business premiums for regular premium products are shown on an annualised basis. Internal vesting business is classified as new business where the contracts include an open market option. New business premiums reflect those premiums attaching to covered business, including premiums for contracts designed as investment products for IFRS reporting.

Investment products referred to in the tables for funds under management are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as investment contracts under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

New Business Profit (post-tax) has been determined using the European Embedded Value (EEV) methodology set out in our EEV preliminary report.

In determining the EEV basis value of new business written in the period policies incept, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

Annual premium equivalent (APE) sales are subject to rounding.

Notes to Schedules A(i) to A(x)

(1) Prudential plc reports its results using both actual exchange rates (AER) and constant exchange rates (CER) so as to eliminate the impact of exchange translation.

Local currency: £		2014*	2013*	2014 vs 2013 (depreciation) appreciation of local currency against GBP
Hong Kong	Average Rate	12.78	12.14	(5)%
	Closing Rate	12.09	12.84	6%
Indonesia	Average Rate	19,538.56	16,376.89	(16)%
	Closing Rate	19,311.31	20,156.57	4%
Malaysia	Average Rate	5.39	4.93	(9)%
	Closing Rate	5.45	5.43	0%
Singapore	Average Rate	2.09	1.96	(6)%
	Closing Rate	2.07	2.09	1%
India	Average Rate	100.53	91.75	(9)%
	Closing Rate	98.42	102.45	4%
Vietnam	Average Rate	34,924.62	32,904.71	(6)%
	Closing Rate	33,348.46	34,938.60	5%
Thailand	Average Rate	53.51	48.11	(10)%
	Closing Rate	51.30	54.42	6%
US	Average Rate	1.65	1.56	(5)%
	Closing Rate	1.56	1.66	6%

*Average rate is for the full year to 31 December

(1a)  Insurance new business for overseas operations are converted using the year-to-date average exchange rate applicable at the time (AER). The sterling results for individual quarters represent the difference between the year-to-date reported sterling results at successive quarters and will include foreign exchange movements from earlier periods.

(1b) Insurance new business for overseas operations for 2013 has been calculated using constant exchange rates (CER).
(1c) Constant exchange rates have been used to calculate insurance new business for overseas operations for all periods in 2013 and 2014.

(2)    Annual Equivalents, calculated as regular new business contributions plus 10 per cent of single new business contributions, are subject to roundings. Present value of new business premiums (PVNBPs) are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business. In determining the present value, allowance is made for lapses and other assumptions applied in determining the EEV new business profit.

(3)    Balance includes segregated and pooled pension funds, private finance assets and other institutional clients. Other movements reflect the net flows arising from the cash component of a tactical asset allocation fund managed by PPM South Africa.

(4) New business in India is included at Prudential's 26 per cent interest in the India life operation.
(5) Balance Sheet figures have been calculated at the closing exchange rate.
(6) New business in China is included at Prudential's 50 per cent interest in the China life operation.
(7) Mandatory Provident Fund (MPF) product sales in Hong Kong are included at Prudential's 36 per cent interest in Hong Kong MPF operation.

(8)    Investment flows for the period exclude year-to-date Eastspring Money Market Funds (MMF) gross inflows of £67,749 million (2013: £62,536 million) and net inflows of £10 million (2013 net inflows: £522 million). For the discrete fourth quarter the MMF gross inflows were £17,353 million (2013: £17,072 million) and net outflows were £48 million (2013: net inflows of £604 million).

(9) Excludes Curian Variable Series Trust funds (internal funds under management).
(10) Total M&G and Eastspring excluding MMF. Funds under management for MMF amounted to £4,801 million at 31 December 2014 (31 December 2013: £4,297 million).

(11)  With effect from 1 January 2015, APE and new business data for the UK and Europe Insurance Operations will be presented using revised product groupings shown in Schedule A(x).  This aims to reflect the evolving revenue streams and present greater detail of for certain elements currently included within "Other".

Schedule A(i) - New Business Insurance Operations (Actual Exchange Rates)

	Single			Regular			Annual Equivalents(2)			PVNBP
	2014	2013		2014	2013		2014	2013		2014	2013
	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m
Group Insurance Operations
Asia (1a)	2,272	2,136	6%	2,010	1,911	5%	2,237	2,125	5%	12,331	11,375	8%
US(1a)	15,555	15,712	(1)%	-	2	(100)%	1,556	1,573	(1)%	15,555	15,723	(1)%
UK	6,681	5,128	30%	189	212	(11)%	857	725	18%	7,471	5,978	25%
Group Total	24,508	22,976	7%	2,199	2,125	3%	4,650	4,423	5%	35,357	33,076	7%

Asia Insurance Operations(1a)
Cambodia	-	-	N/A	3	1	200%	3	1	200%	16	3	433%
Hong Kong	419	326	29%	603	455	33%	645	487	32%	3,861	2,795	38%
Indonesia	280	303	(8)%	357	445	(20)%	385	477	(19)%	1,619	1,943	(17)%
Malaysia	117	114	3%	189	197	(4)%	201	208	(3)%	1,284	1,352	(5)%
Philippines	121	193	(37)%	39	34	15%	51	53	(4)%	248	299	(17)%
Singapore	677	571	19%	289	304	(5)%	357	361	(1)%	2,683	2,588	4%
Thailand	92	66	39%	74	61	21%	83	68	22%	392	289	36%
Vietnam	4	2	100%	61	54	13%	61	54	13%	247	204	21%
SE Asia Operations inc. Hong Kong	1,710	1,575	9%	1,615	1,551	4%	1,786	1,709	5%	10,350	9,473	9%
China(6)	239	114	110%	81	71	14%	105	83	27%	550	409	34%
Korea	212	311	(32)%	92	82	12%	113	113	0%	609	641	(5)%
Taiwan	83	102	(19)%	116	107	8%	124	117	6%	462	491	(6)%
India(4)	28	34	(18)%	106	100	6%	109	103	6%	360	361	(0)%
Total Asia Insurance Operations	2,272	2,136	6%	2,010	1,911	5%	2,237	2,125	5%	12,331	11,375	8%

US Insurance Operations(1a)
Variable Annuities	10,899	10,795	1%	-	-	N/A	1,090	1,079	1%	10,899	10,795	1%
Elite Access (Variable Annuity)	3,108	2,585	20%	-	-	N/A	311	259	20%	3,108	2,585	20%
Fixed Annuities	527	555	(5)%	-	-	N/A	53	55	(4)%	527	555	(5)%
Fixed Index Annuities	370	907	(59)%	-	-	N/A	37	91	(59)%	370	907	(59)%
Life	-	1	(100)%	-	2	(100)%	-	2	(100)%	-	12	(100)%
Wholesale	651	869	(25)%	-	-	N/A	65	87	(25)%	651	869	(25)%
Total US Insurance Operations	15,555	15,712	(1)%	-	2	(100)%	1,556	1,573	(1)%	15,555	15,723	(1)%

UK & Europe Insurance Operations(11)
Direct and Partnership Annuities	162	284	(43)%	-	-	N/A	16	28	(43)%	162	284	(43)%
Intermediated Annuities	139	488	(72)%	-	-	N/A	14	49	(71)%	139	488	(72)%
Internal Vesting Annuities	764	1,305	(41)%	-	-	N/A	76	131	(42)%	764	1,305	(41)%
Total Individual Annuities	1,065	2,077	(49)%	-	-	N/A	106	208	(49)%	1,065	2,077	(49)%
Corporate Pensions	92	120	(23)%	138	161	(14)%	147	173	(15)%	592	686	(14)%
On-shore Bonds	2,318	1,754	32%	-	-	N/A	232	176	32%	2,321	1,756	32%
Other Products	1,496	901	66%	51	51	0%	201	140	44%	1,783	1,183	51%
Wholesale	1,710	276	520%	-	-	N/A	171	28	511%	1,710	276	520%
Total UK & Europe Insurance Operations	6,681	5,128	30%	189	212	(11)%	857	725	18%	7,471	5,978	25%
Group Total	24,508	22,976	7%	2,199	2,125	3%	4,650	4,423	5%	35,357	33,076	7%

Schedule A(ii) - New Business Insurance Operations (Constant Exchange Rates)

Note: In schedule A(ii) constant exchange rates have been used to calculate insurance new business for overseas operations for 2013.

	Single			Regular			Annual Equivalents(2)			PVNBP
	2014	2013		2014	2013		2014	2013		2014	2013
	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m
Group Insurance Operations
Asia (1a) (1b)	2,272	1,982	15%	2,010	1,748	15%	2,237	1,946	15%	12,331	10,482	18%
US(1a) (1b)	15,555	14,920	4%	-	2	(100)%	1,556	1,494	4%	15,555	14,931	4%
UK	6,681	5,128	30%	189	212	(11)%	857	725	18%	7,471	5,978	25%
Group Total	24,508	22,030	11%	2,199	1,962	12%	4,650	4,165	12%	35,357	31,391	13%

Asia Insurance Operations(1a) (1b)
Cambodia	-	-	N/A	3	1	200%	3	1	200%	16	3	433%
Hong Kong	419	310	35%	603	433	39%	645	464	39%	3,861	2,655	45%
Indonesia	280	254	10%	357	374	(5)%	385	399	(4)%	1,619	1,629	(1)%
Malaysia	117	104	13%	189	180	5%	201	190	6%	1,284	1,237	4%
Philippines	121	176	(31)%	39	30	30%	51	48	6%	248	272	(9)%
Singapore	677	536	26%	289	284	2%	357	338	6%	2,683	2,428	11%
Thailand	92	59	56%	74	55	35%	83	61	36%	392	260	51%
Vietnam	4	2	100%	61	51	20%	61	51	20%	247	192	29%
SE Asia Operations inc. Hong Kong	1,710	1,441	19%	1,615	1,408	15%	1,786	1,552	15%	10,350	8,676	19%
China(6)	239	108	121%	81	68	19%	105	78	35%	550	387	42%
Korea	212	307	(31)%	92	81	14%	113	112	1%	609	633	(4)%
Taiwan	83	95	(13)%	116	100	16%	124	110	13%	462	457	1%
India(4)	28	31	(10)%	106	91	16%	109	94	16%	360	329	9%
Total Asia Insurance Operations	2,272	1,982	15%	2,010	1,748	15%	2,237	1,946	15%	12,331	10,482	18%

US Insurance Operations(1a) (1b)
Variable Annuities	10,899	10,251	6%	-	-	N/A	1,090	1,025	6%	10,899	10,251	6%
Elite Access (Variable Annuity)	3,108	2,455	27%	-	-	N/A	311	246	26%	3,108	2,455	27%
Fixed Annuities	527	527	0%	-	-	N/A	53	53	0%	527	527	0%
Fixed Index Annuities	370	861	(57)%	-	-	N/A	37	86	(57)%	370	861	(57)%
Life	-	1	(100)%	-	2	(100)%	-	2	(100)%	-	12	(100)%
Wholesale	651	825	(21)%	-	-	N/A	65	82	(21)%	651	825	(21)%
Total US Insurance Operations	15,555	14,920	4%	-	2	(100)%	1,556	1,494	4%	15,555	14,931	4%

UK & Europe Insurance Operations(11)
Direct and Partnership Annuities	162	284	(43)%	-	-	N/A	16	28	(43)%	162	284	(43)%
Intermediated Annuities	139	488	(72)%	-	-	N/A	14	49	(71)%	139	488	(72)%
Internal Vesting Annuities	764	1,305	(41)%	-	-	N/A	76	131	(42)%	764	1,305	(41)%
Total Individual Annuities	1,065	2,077	(49)%	-	-	N/A	106	208	(49)%	1,065	2,077	(49)%
Corporate Pensions	92	120	(23)%	138	161	(14)%	147	173	(15)%	592	686	(14)%
On-shore Bonds	2,318	1,754	32%	-	-	N/A	232	176	32%	2,321	1,756	32%
Other Products	1,496	901	66%	51	51	0%	201	140	44%	1,783	1,183	51%
Wholesale	1,710	276	520%	-	-	N/A	171	28	511%	1,710	276	520%
Total UK & Europe Insurance Operations	6,681	5,128	30%	189	212	(11)%	857	725	18%	7,471	5,978	25%
Group Total	24,508	22,030	11%	2,199	1,962	12%	4,650	4,165	12%	35,357	31,391	13%

Schedule A(iii) - Total Insurance New Business APE - By Quarter (Actual Exchange Rates)

	2013				2014
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	£m	£m	£m	£m	£m	£m	£m	£m
Group Insurance Operations
Asia (1a)	495	515	513	602	507	489	548	693
US(1a)	358	439	405	371	432	439	364	321
UK	185	170	185	185	237	196	215	209
Group Total	1,038	1,124	1,103	1,158	1,176	1,124	1,127	1,223

Asia Insurance Operations(1a)
Cambodia	-	-	-	1	-	1	1	1
Hong Kong	107	107	121	152	128	130	166	221
Indonesia	112	128	108	129	86	98	80	121
Malaysia	46	53	52	57	43	48	48	62
Philippines	14	15	12	12	11	11	13	16
Singapore	80	90	87	104	87	85	86	99
Thailand	11	14	22	21	25	17	18	23
Vietnam	10	13	14	17	11	12	16	22
SE Asia Operations inc. Hong Kong	380	420	416	493	391	402	428	565
China(6)	27	20	21	15	38	19	23	25
Korea	30	32	23	28	26	22	32	33
Taiwan	19	26	28	44	24	30	34	36
India(4)	39	17	25	22	28	16	31	34
Total Asia Insurance Operations	495	515	513	602	507	489	548	693

US Insurance Operations(1a)
Variable Annuities	240	298	271	270	317	297	260	216
Elite Access (Variable Annuity)	54	73	64	68	69	80	80	82
Fixed Annuities	14	16	14	11	12	15	14	12
Fixed Index Annuities	34	28	22	7	8	10	10	9
Life	1	-	-	1	-	-	-	-
Wholesale	15	24	34	14	26	37	-	2
Total US Insurance Operations	358	439	405	371	432	439	364	321

UK & Europe Insurance Operations(11)
Direct and Partnership Annuities	8	7	7	6	5	5	4	2
Intermediated Annuities	15	14	12	8	7	3	2	2
Internal Vesting Annuities	32	35	31	33	24	19	17	16
Total Individual Annuities	55	56	50	47	36	27	23	20
Corporate Pensions	53	40	45	35	40	39	38	30
On-shore Bonds	45	38	43	50	49	53	60	70
Other Products	32	36	32	40	39	46	57	59
Wholesale	-	-	15	13	73	31	37	30
Total UK & Europe Insurance Operations	185	170	185	185	237	196	215	209
Group Total	1,038	1,124	1,103	1,158	1,176	1,124	1,127	1,223

Schedule A(iv) - Total Insurance New Business APE - By Quarter (2013 at Constant Exchange Rates)

Note:   In schedule A(iv) constant exchange rates have been used to calculate insurance new business for overseas operations for all periods in 2013. Discrete quarters in 2014 are presented on actual exchange rates.

	2013				2014
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	£m	£m	£m	£m	£m	£m	£m	£m
Group Insurance Operations
Asia(1b)	437	454	473	582	507	489	548	693
US(1b)	337	410	381	366	432	439	364	321
UK	185	170	185	185	237	196	215	209
Group Total	959	1,034	1,039	1,133	1,176	1,124	1,127	1,223

Asia Insurance Operations(1b)
Cambodia	-	-	-	1	-	1	1	1
Hong Kong	101	100	114	149	128	130	166	221
Indonesia	87	98	91	123	86	98	80	121
Malaysia	40	47	49	54	43	48	48	62
Philippines	12	13	11	12	11	11	13	16
Singapore	73	83	82	100	87	85	86	99
Thailand	9	13	19	20	25	17	18	23
Vietnam	9	12	13	17	11	12	16	22
SE Asia Operations inc. Hong Kong	331	366	379	476	391	402	428	565
China(6)	26	18	20	14	38	19	23	25
Korea	29	32	23	28	26	22	32	33
Taiwan	18	24	26	42	24	30	34	36
India(4)	33	14	25	22	28	16	31	34
Total Asia Insurance Operations	437	454	473	582	507	489	548	693

US Insurance Operations(1b)
Variable Annuities	226	278	255	266	317	297	260	216
Elite Access (Variable Annuity)	51	68	60	67	69	80	80	82
Fixed Annuities	13	15	13	12	12	15	14	12
Fixed Index Annuities	32	26	21	7	8	10	10	9
Life	1	-	-	1	-	-	-	-
Wholesale	14	23	32	13	26	37	-	2
Total US Insurance Operations	337	410	381	366	432	439	364	321

UK & Europe Insurance Operations(11)
Direct and Partnership Annuities	8	7	7	6	5	5	4	2
Intermediated Annuities	15	14	12	8	7	3	2	2
Internal Vesting Annuities	32	35	31	33	24	19	17	16
Total Individual Annuities	55	56	50	47	36	27	23	20
Corporate Pensions	53	40	45	35	40	39	38	30
On-shore Bonds	45	38	43	50	49	53	60	70
Other Products	32	36	32	40	39	46	57	59
Wholesale	-	-	15	13	73	31	37	30
Total UK & Europe Insurance Operations	185	170	185	185	237	196	215	209
Group Total	959	1,034	1,039	1,133	1,176	1,124	1,127	1,223

Schedule A(v) - Total Insurance New Business APE - By Quarter (2014 and 2013 at Constant Exchange Rates)

Note:   In schedule A(v) constant exchange rates have been used to calculate insurance new business for overseas operations for all periods in 2013 and 2014 i.e the average exchange rate for the period ended 31 December 2014 is applied to each discrete quarter for 2013 and 2014.

	2013				2014
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	£m	£m	£m	£m	£m	£m	£m	£m
Group Insurance Operations
Asia(1c)	437	454	473	582	510	496	550	681
US(1c)	337	410	381	366	434	448	370	304
UK	185	170	185	185	237	196	215	209
Group Total	959	1,034	1,039	1,133	1,181	1,140	1,135	1,194

Asia Insurance Operations(1c)
Cambodia	-	-	-	1	-	1	1	1
Hong Kong	101	100	114	149	130	131	169	215
Indonesia	87	98	91	123	86	99	79	121
Malaysia	40	47	49	54	44	48	47	62
Philippines	12	13	11	12	11	12	13	15
Singapore	73	83	82	100	86	86	87	98
Thailand	9	13	19	20	25	18	17	23
Vietnam	9	12	13	17	11	13	15	22
SE Asia Operations inc. Hong Kong	331	366	379	476	393	408	428	557
China(6)	26	18	20	14	38	19	24	24
Korea	29	32	23	28	27	22	32	32
Taiwan	18	24	26	42	24	30	35	35
India(4)	33	14	25	22	28	17	31	33
Total Asia Insurance Operations	437	454	473	582	510	496	550	681

US Insurance Operations(1c)
Variable Annuities	226	278	255	266	319	303	264	204
Elite Access (Variable Annuity)	51	68	60	67	69	82	81	79
Fixed Annuities	13	15	13	12	12	15	15	11
Fixed Index Annuities	32	26	21	7	8	10	10	9
Life	1	-	-	1	-	-	-	-
Wholesale	14	23	32	13	26	38	-	1
Total US Insurance Operations	337	410	381	366	434	448	370	304

UK & Europe Insurance Operations(11)
Direct and Partnership Annuities	8	7	7	6	5	5	4	2
Intermediated Annuities	15	14	12	8	7	3	2	2
Internal Vesting Annuities	32	35	31	33	24	19	17	16
Total Individual Annuities	55	56	50	47	36	27	23	20
Corporate Pensions	53	40	45	35	40	39	38	30
On-shore Bonds	45	38	43	50	49	53	60	70
Other Products	32	36	32	40	39	46	57	59
Wholesale	-	-	15	13	73	31	37	30
Total UK & Europe Insurance Operations	185	170	185	185	237	196	215	209
Group Total	959	1,034	1,039	1,133	1,181	1,140	1,135	1,194

Schedule A(vi) - Investment Operations - By Quarter (Actual Exchange Rates)

	2013				2014
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	£m	£m	£m	£m	£m	£m	£m	£m
Group Investment Operations
Opening FUM	129,498	138,926	137,407	142,820	143,916	147,914	153,849	157,533
Net Flows:(8)	3,502	2,344	5,093	126	2,571	4,123	2,893	2,930
- Gross Inflows	13,409	14,561	13,528	11,006	12,146	14,045	12,847	13,670
- Redemptions	(9,907)	(12,217)	(8,435)	(10,880)	(9,575)	(9,922)	(9,954)	(10,740)
Other Movements	5,926	(3,863)	320	970	1,427	1,812	791	1,917
Total Group Investment Operations(10)	138,926	137,407	142,820	143,916	147,914	153,849	157,533	162,380

M&G
Retail
Opening FUM	54,879	61,427	62,655	64,504	67,202	68,981	71,941	73,012
Net Flows:	2,446	2,308	1,132	1,456	1,291	2,493	1,531	1,371
- Gross Inflows	7,213	8,138	5,919	6,789	7,305	7,468	6,801	7,414
- Redemptions	(4,767)	(5,830)	(4,787)	(5,333)	(6,014)	(4,975)	(5,270)	(6,043)
Other Movements	4,102	(1,080)	717	1,242	488	467	(460)	(94)
Closing FUM	61,427	62,655	64,504	67,202	68,981	71,941	73,012	74,289

Comprising amounts for:
UK	41,194	39,953	40,955	42,016	42,199	42,392	41,756	40,705
Europe (excluding UK)	18,696	21,198	22,064	23,699	25,244	27,927	29,622	31,815
South Africa	1,537	1,504	1,485	1,487	1,538	1,622	1,634	1,769
	61,427	62,655	64,504	67,202	68,981	71,941	73,012	74,289

Institutional(3)
Opening FUM	56,989	57,745	55,484	59,810	58,787	59,736	60,830	61,572
Net Flows:	(15)	(899)	3,928	(866)	152	275	138	(164)
- Gross Inflows	2,656	2,591	5,364	2,163	1,655	2,894	2,295	2,185
- Redemptions	(2,671)	(3,490)	(1,436)	(3,029)	(1,503)	(2,619)	(2,157)	(2,349)
Other Movements	771	(1,362)	398	(157)	797	819	604	1,350
Closing FUM	57,745	55,484	59,810	58,787	59,736	60,830	61,572	62,758

Total M&G Investment Operations	119,172	118,139	124,314	125,989	128,717	132,771	134,584	137,047

PPM South Africa FUM included in Total M&G	4,701	4,509	4,633	4,513	4,720	4,815	4,905	5,203

Eastspring - excluding MMF(8)
Equity/Bond/Other(7)
Opening FUM	15,457	17,206	16,756	16,133	16,109	16,753	18,259	19,893
Net Flows:	795	838	65	118	540	1,063	1,127	1,640
- Gross Inflows	3,122	3,596	2,214	1,982	2,546	3,285	3,583	3,760
- Redemptions	(2,327)	(2,758)	(2,149)	(1,864)	(2,006)	(2,222)	(2,456)	(2,120)
Other Movements	954	(1,288)	(688)	(142)	104	443	507	360
Closing FUM(5)	17,206	16,756	16,133	16,109	16,753	18,259	19,893	21,893

Third Party Institutional Mandates
Opening FUM	2,173	2,548	2,512	2,373	1,818	2,444	2,819	3,056
Net Flows:	276	97	(32)	(582)	588	292	97	83
- Gross Inflows	418	236	31	72	640	398	168	311
- Redemptions	(142)	(139)	(63)	(654)	(52)	(106)	(71)	(228)
Other Movements	99	(133)	(107)	27	38	83	140	301
Closing FUM(5)	2,548	2,512	2,373	1,818	2,444	2,819	3,056	3,440

Total Eastspring Investment Operations	19,754	19,268	18,506	17,927	19,197	21,078	22,949	25,333

US
Curian - FUM(5) (9)	6,315	6,466	6,371	6,601	6,781	6,948	7,421	7,933

Schedule A(vii) - Total Insurance New Business Profit (Actual Exchange Rates)

	2013				2014
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	YTD	YTD	YTD	YTD	YTD	YTD	YTD	YTD
	£m	£m	£m	£m	£m	£m	£m	£m
Post-tax analysis

New Business Profit(1a)
Total Asia Insurance Operations	237	502	767	1,139	243	494	775	1,162
Total US Insurance Operations	125	311	492	706	195	376	530	694
Total UK & Europe Insurance Operations	48	100	163	237	91	145	209	270
Group Total	410	913	1,422	2,082	529	1,015	1,514	2,126

Annual Equivalent(1a) (2)
Total Asia Insurance Operations	495	1,010	1,523	2,125	507	996	1,544	2,237
Total US Insurance Operations	358	797	1,202	1,573	432	871	1,235	1,556
Total UK & Europe Insurance Operations	185	355	540	725	237	433	648	857
Group Total	1,038	2,162	3,265	4,423	1,176	2,300	3,427	4,650

New Business Margin (NBP as % of APE)
Total Asia Insurance Operations	48%	50%	50%	54%	48%	50%	50%	52%
Total US Insurance Operations	35%	39%	41%	45%	45%	43%	43%	45%
Total UK & Europe Insurance Operations	26%	28%	30%	33%	38%	33%	32%	32%
Group Total	39%	42%	44%	47%	45%	44%	44%	46%

PVNBP(1a) (2)
Total Asia Insurance Operations	2,734	5,524	8,206	11,375	2,690	5,378	8,408	12,331
Total US Insurance Operations	3,581	7,957	12,006	15,723	4,323	8,703	12,352	15,555
Total UK & Europe Insurance Operations	1,540	2,943	4,398	5,978	2,072	3,741	5,598	7,471
Group Total	7,855	16,424	24,610	33,076	9,085	17,822	26,358	35,357

New Business Margin (NBP as % of PVNBP)
Total Asia Insurance Operations	8.7%	9.1%	9.3%	10.0%	9.0%	9.2%	9.2%	9.4%
Total US Insurance Operations	3.5%	3.9%	4.1%	4.5%	4.5%	4.3%	4.3%	4.5%
Total UK & Europe Insurance Operations	3.1%	3.4%	3.7%	4.0%	4.4%	3.9%	3.7%	3.6%
Group Total	5.2%	5.6%	5.8%	6.3%	5.8%	5.7%	5.7%	6.0%

Schedule A(viii) - Total Insurance New Business Profit (2013 at Constant Exchange Rates)

Note:   In schedule A(viii) constant exchange rates have been used to calculate insurance new business for overseas operations for all periods in 2013. The year-to-date amounts for 2014 are presented on actual exchange rates.

	2013				2014
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	YTD	YTD	YTD	YTD	YTD	YTD	YTD	YTD
	£m	£m	£m	£m	£m	£m	£m	£m
Post-tax analysis

New Business Profit(1b)
Total Asia Insurance Operations	204	433	678	1,032	243	494	775	1,162
Total US Insurance Operations	118	292	461	670	195	376	530	694
Total UK & Europe Insurance Operations	48	100	163	237	91	145	209	270
Group Total	370	825	1,302	1,939	529	1,015	1,514	2,126

Annual Equivalent(1b) (2)
Total Asia Insurance Operations	437	891	1,364	1,946	507	996	1,544	2,237
Total US Insurance Operations	337	747	1,128	1,494	432	871	1,235	1,556
Total UK & Europe Insurance Operations	185	355	540	725	237	433	648	857
Group Total	959	1,993	3,032	4,165	1,176	2,300	3,427	4,650

New Business Margin (NBP as % of APE)
Total Asia Insurance Operations	47%	49%	50%	53%	48%	50%	50%	52%
Total US Insurance Operations	35%	39%	41%	45%	45%	43%	43%	45%
Total UK & Europe Insurance Operations	26%	28%	30%	33%	38%	33%	32%	32%
Group Total	39%	41%	43%	47%	45%	44%	44%	46%

PVNBP(1b) (2)
Total Asia Insurance Operations	2,434	4,912	7,409	10,482	2,690	5,378	8,408	12,331
Total US Insurance Operations	3,374	7,456	11,267	14,931	4,323	8,703	12,352	15,555
Total UK & Europe Insurance Operations	1,540	2,943	4,398	5,978	2,072	3,741	5,598	7,471
Group Total	7,348	15,311	23,074	31,391	9,085	17,822	26,358	35,357

New Business Margin (NBP as % of PVNBP)
Total Asia Insurance Operations	8.4%	8.8%	9.2%	9.8%	9.0%	9.2%	9.2%	9.4%
Total US Insurance Operations	3.5%	3.9%	4.1%	4.5%	4.5%	4.3%	4.3%	4.5%
Total UK & Europe Insurance Operations	3.1%	3.4%	3.7%	4.0%	4.4%	3.9%	3.7%	3.6%
Group Total	5.0%	5.4%	5.6%	6.2%	5.8%	5.7%	5.7%	6.0%

Schedule A(ix) - Total Insurance New Business Profit (2014 and 2013 at Constant Exchange Rates)

Note: In schedule A(ix) constant exchange rates have been used to calculate insurance new business for overseas operations for all periods in 2013 and 2014, i.e the average exchange rates for the period ended 31 December 2014 are applied to each period for 2013 and 2014.

	2013				2014
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	YTD	YTD	YTD	YTD	YTD	YTD	YTD	YTD
	£m	£m	£m	£m	£m	£m	£m	£m
Post-tax analysis

New Business Profit(1c)
Total Asia Insurance Operations	204	433	678	1,032	244	498	781	1,162
Total US Insurance Operations	118	292	461	670	196	381	537	694
Total UK & Europe Insurance Operations	48	100	163	237	91	145	209	270
Group Total	370	825	1,302	1,939	531	1,024	1,527	2,126

Annual Equivalent(1c) (2)
Total Asia Insurance Operations	437	891	1,364	1,946	510	1,006	1,556	2,237
Total US Insurance Operations	337	747	1,128	1,494	434	882	1,252	1,556
Total UK & Europe Insurance Operations	185	355	540	725	237	433	648	857
Group Total	959	1,993	3,032	4,165	1,181	2,321	3,456	4,650

New Business Margin (NBP as % of APE)
Total Asia Insurance Operations	47%	49%	50%	53%	48%	50%	50%	52%
Total US Insurance Operations	35%	39%	41%	45%	45%	43%	43%	45%
Total UK & Europe Insurance Operations	26%	28%	30%	33%	38%	33%	32%	32%
Group Total	39%	41%	43%	47%	45%	44%	44%	46%

PVNBP(1c) (2)
Total Asia Insurance Operations	2,434	4,912	7,409	10,482	2,708	5,432	8,477	12,331
Total US Insurance Operations	3,374	7,456	11,267	14,931	4,343	8,818	12,516	15,555
Total UK & Europe Insurance Operations	1,540	2,943	4,398	5,978	2,072	3,741	5,598	7,471
Group Total	7,348	15,311	23,074	31,391	9,123	17,991	26,591	35,357

New Business Margin (NBP as % of PVNBP)
Total Asia Insurance Operations	8.4%	8.8%	9.2%	9.8%	9.0%	9.2%	9.2%	9.4%
Total US Insurance Operations	3.5%	3.9%	4.1%	4.5%	4.5%	4.3%	4.3%	4.5%
Total UK & Europe Insurance Operations	3.1%	3.4%	3.7%	4.0%	4.4%	3.9%	3.7%	3.6%
Group Total	5.0%	5.4%	5.6%	6.2%	5.8%	5.7%	5.7%	6.0%

Schedule A(x) - Total UK and Europe Insurance Operations New Business APE

With effect from 1 January 2015, New Business APE for the UK and Europe Insurance Operations will be presented using revised product groupings. This aims to bring greater focus to products and groupings that reflect the evolving UK market and the business strategy of our UK business. This schedule shows the 2014 and 2013 numbers on this revised basis that will be presented from the first quarter of 2015.

(a)   Total UK & Europe Insurance New Business APE (AER)

(i) Current presentation

	Single			Regular			Annual Equivalents(2)			PVNBP
	2014	2013		2014	2013		2014	2013		2014	2013
	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m
Direct and Partnership Annuities	162	284	(43)%	-	-	N/A	16	28	(43)%	162	284	(43)%
Intermediated Annuities	139	488	(72)%	-	-	N/A	14	49	(71)%	139	488	(72)%
Internal Vesting Annuities	764	1,305	(41)%	-	-	N/A	76	131	(42)%	764	1,305	(41)%
Total Individual Annuities	1,065	2,077	(49)%	-	-	N/A	106	208	(49)%	1,065	2,077	(49)%
Corporate Pensions	92	120	(23)%	138	161	(14)%	147	173	(15)%	592	686	(14)%
On-shore Bonds	2,318	1,754	32%	-	-	N/A	232	176	32%	2,321	1,756	32%
Other Products	1,496	901	66%	51	51	-	201	140	44%	1,783	1,183	51%
Wholesale	1,710	276	520%	-	-	N/A	171	28	511%	1,710	276	520%
Total UK & Europe Insurance Operations	6,681	5,128	30%	189	212	(11)%	857	725	18%	7,471	5,978	25%

(ii) Revised presentation from 2015

	Single			Regular			Annual Equivalents(2)			PVNBP
	2014	2013		2014	2013		2014	2013		2014	2013
	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m
Individual Annuities	1,065	2,077	(49)%	-	-	N/A	106	208	(49)%	1,065	2,077	(49)%
Bonds	2,934	2,187	34%	-	-	N/A	294	219	34%	2,937	2,190	34%
Corporate Pensions	92	120	(23)%	138	161	(14%)	147	173	(15)%	592	686	(14)%
Individual Pensions	508	298	70%	22	21	5%	72	50	44%	595	377	58%
Income Drawdown	352	146	141%	-	-	N/A	35	15	133%	352	146	141%
Wholesale	1,710	276	520%	-	-	N/A	171	28	511%	1,710	276	520%
Other Products	20	24	(17)%	29	30	(3)%	32	32	0%	220	226	(3)%
Total UK & Europe Insurance Operations	6,681	5,128	30%	189	212	(11)%	857	725	18%	7,471	5,978	25%

Schedule A(x) - Total UK and Europe Insurance Operations New Business APE (continued)

(b)    Total UK & Europe Insurance New Business APE - By Quarter (AER)

(i) Current presentation
	2013				2014
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	£m	£m	£m	£m	£m	£m	£m	£m
Direct and Partnership Annuities	8	7	7	6	5	5	4	2
Intermediated Annuities	15	14	12	8	7	3	2	2
Internal Vesting Annuities	32	35	31	33	24	19	17	16
Total Individual Annuities	55	56	50	47	36	27	23	20
Corporate Pensions	53	40	45	35	40	39	38	30
On-shore Bonds	45	38	43	50	49	53	60	70
Other Products	32	36	32	40	39	46	57	59
Wholesale	-	-	15	13	73	31	37	30
Total UK & Europe Insurance Operations	185	170	185	185	237	196	215	209

(i) Revised presentation from 2015
	2013				2014
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	£m	£m	£m	£m	£m	£m	£m	£m
Individual Annuities	55	56	50	47	36	27	23	20
Bonds	52	48	55	64	63	67	77	87
Corporate Pensions	53	40	45	35	40	39	38	30
Individual Pensions	13	13	11	13	12	15	21	24
Income Drawdown	3	3	4	5	5	7	11	12
Wholesale	-	-	15	13	73	31	37	30
Other Products	9	10	5	8	8	10	8	6
Total UK & Europe Insurance Operations	185	170	185	185	237	196	215	209

B. Reconciliation of expected transfer of value of in-force business (VIF) and required capital to free surplus

The tables below show how the VIF generated by the in-force long-term business and the associated required capital is modelled as emerging into free surplus over the next 40 years. Although a small amount (less than 2 per cent) of the Group's embedded value emerges after this date analysis of cash flows emerging in the years shown in the tables is considered most meaningful. The modelled cash flows use the same methodology underpinning the Group's embedded value reporting and so are subject to the same assumptions and sensitivities.

In addition to showing the amounts, both discounted and undiscounted, expected to be generated from all in-force business at 31 December 2014, the tables also present the expected future free surplus to be generated from the investment made in new business during 2014 over the same 40 year period.

Expected transfer of value of in-force business (VIF) and required capital to free surplus

	2014 £m
	Undiscounted expected generation from all in-force business at 31 December*				Undiscounted expected generation from 2014 long-term new business written*
Expected period of emergence	Asia	US	UK	Total	Asia	US	UK	Total
2015	953	1,054	506	2,513	124	241	25	390
2016	920	902	514	2,336	144	108	22	274
2017	883	844	501	2,228	149	118	23	290
2018	846	792	503	2,141	119	29	22	170
2019	819	866	494	2,179	118	114	23	255
2020	796	801	482	2,079	104	96	23	223
2021	795	774	473	2,042	107	86	24	217
2022	790	744	465	1,999	108	131	24	263
2023	780	662	470	1,912	103	113	24	240
2024	751	540	459	1,750	111	97	23	231
2025	739	464	448	1,651	96	83	24	203
2026	744	392	436	1,572	105	71	23	199
2027	735	335	423	1,493	93	63	22	178
2028	719	290	411	1,420	95	56	22	173
2029	695	248	401	1,344	103	49	22	174
2030	668	204	388	1,260	92	40	22	154
2031	654	186	375	1,215	92	35	22	149
2032	637	196	366	1,199	90	30	22	142
2033	621	113	348	1,082	88	24	22	134
2034	607	104	327	1,038	96	24	24	144
2035-2039	2,921	19	1,327	4,267	434	(14)	107	527
2040-2044	2,542	-	1,110	3,652	387	-	97	484
2045-2049	2,161	-	521	2,682	335	-	82	417
2050-2054	1,801	-	287	2,088	289	-	29	318
Total free surplus expected to emerge in
the next 40 years	24,577	10,530	12,035	47,142	3,582	1,594	773	5,949

* The analysis excludes amounts incorporated into VIF at 31 December 2014 where there is no definitive timeframe for when the payments will be made or receipts received. In particular it excludes the value of the shareholders' interest in the estate. It also excludes any free surplus emerging after 2054.Following their sale, the cash flows exclude any cash flows in respect of Japan and PruHealth and PruProtect.

The above amounts can be reconciled to the new business amounts as follows:

New business	2014 £m
	Asia	US	UK	Total
Undiscounted expected free surplus generation for years 2015-2054	3,582	1,594	773	5,949
Less: discount effect	(2,111)	(532)	(451)	(3,094)
Discounted expected free surplus generation for years 2015-2054	1,471	1,062	322	2,855
Discounted expected free surplus generation for years 2054+	91	-	2	93
PruHealth and PruProtect free surplus generation for new business not included above**	-	-	19	19
Less: Free surplus investment in new businessnote 13	(346)	(187)	(73)	(606)
Other items***	(54)	(181)	-	(235)
Post-tax EEV new business profitnote 13	1,162	694	270	2,126

**    In November 2014 the Group disposed of its stake in the PruHealth and PruProtect businesses for an EEV profit of £44 million. New business profit for the year includes new business written by the businesses prior to the disposed date. For the analysis above such profits have been excluded as the Group has realised the cash through sale in 2014.

***  Other items represent the impact of the time value of options and guarantees on new business, foreign exchange effects and other non-modelled items. Foreign exchange effects arise as EEV new business profit amounts are translated at average exchange rates and the expected free surplus generation uses year end closing rates.

The undiscounted expected free surplus generation from all in-force business at 31 December 2014 shown below can be reconciled to the amount that was expected to be generated as at 31 December 2013 as follows:

	2014	2015	2016	2017	2018	2019	Other	Total
Group	£m	£m	£m	£m	£m	£m	£m	£m
2013 expected free surplus generation
for years 2014-2053**	2,165	2,109	2,025	1,911	1,884	1,814	31,638	43,546
Less: Amounts expected to be realised
in the current year	(2,165)	-	-	-	-	-	-	(2,165)
Add: Expected free surplus to be
generated in year 2054*	-	-	-	-	-	-	367	367
Foreign exchange differences	-	77	73	67	65	63	850	1,195
New business	-	390	274	290	170	255	4,570	5,949
Sale of PruHealth and PruProtect	-	(2)	(2)	(5)	(7)	(7)	(48)	(71)
Operating movements	-	9	(9)	18	47	58	(1,632)	(1,679)
Non-operating and other movements	-	(70)	(25)	(53)	(18)	(4)
2014 expected free surplus generation for
years 2015-2054**	-	2,513	2,336	2,228	2,141	2,179	35,745	47,142

	2014	2015	2016	2017	2018	2019	Other	Total
Asia	£m	£m	£m	£m	£m	£m	£m	£m
2013 expected free surplus generation
for years 2014-2053**	801	821	798	735	705	682	17,471	22,013
Less: Amounts expected to be realised
in the current year	(801)	-	-	-	-	-	-	(801)
Add: Expected free surplus to be
generated in year 2054 *	-	-	-	-	-	-	324	324
Foreign exchange differences	-	25	26	23	22	21	548	665
New business	-	124	144	149	119	118	2,928	3,582
Operating movements	-	-	(29)	(1)	7	13	(1,115)	(1,206)
Non-operating and other movements	-	(17)	(19)	(23)	(7)	(15)
2014 expected free surplus generation for
years 2015-2054**	-	953	920	883	846	819	20,156	24,577

	2014	2015	2016	2017	2018	2019	Other	Total
US	£m	£m	£m	£m	£m	£m	£m	£m
2013 expected free surplus generation
for years 2014-2053	902	817	760	709	700	666	4,834	9,388
Less: Amounts expected to be realised
in the current year	(902)	-	-	-	-	-	-	(902)
Add: Expected free surplus to be
generated in year 2054 *	-	-	-	-	-	-	-	-
Foreign exchange differences	-	52	47	44	43	42	302	530
New business	-	241	108	118	29	114	984	1,594
Operating movements	-	(10)	7	10	37	35	(48)	(80)
Non-operating and other movements	-	(46)	(20)	(37)	(17)	9
2014 expected free surplus generation for
years 2015-2054	-	1,054	902	844	792	866	6,072	10,530

	2014	2015	2016	2017	2018	2019	Other	Total
UK	£m	£m	£m	£m	£m	£m	£m	£m
2013 expected free surplus generation
for years 2014-2053	462	471	467	467	479	466	9,333	12,145
Less: Amounts expected to be realised
in the current year	(462)	-	-	-	-	-	-	(462)
Add: Expected free surplus to be
generated in year 2054*	-	-	-	-	-	-	43	43
New business	-	25	22	23	22	23	658	773
Sale of PruHealth and PruProtect	-	(2)	(2)	(5)	(7)	(7)	(48)	(71)
Operating movements	-	19	13	9	3	10	(469)	(393)
Non-operating and other movements	-	(7)	14	7	6	2
2014 expected free surplus generation for
years 2015-2054	-	506	514	501	503	494	9,517	12,035

* Excluding 2014 new business.
** Includes the removal of Japan life business following the sale.

At 31 December 2014 the total free surplus expected to be generated over the next five years (years 2015-2019 inclusive), using the same assumptions and methodology as those underpinning our embedded value reporting was £11.4 billion, an increase of £1.7 billion from the £9.7 billion expected over the same period at the end of 2013.

This increase primarily reflects the new business written in 2014, which is expected to generate £1,379 million of free surplus over the next five years. Operating, non-operating and disposal of our share of PruHealth and PruProtect and other items are expected to decrease free surplus generation by £70 million over the next five years, which is more than offset by the favourable foreign exchange movements of £345 million.

At 31 December 2014 the total free surplus expected to be generated on an undiscounted basis in the next forty years is £47.1 billion, up from the £43.5 billion expected at end of 2013 reflecting the effect of new business written across all three business operations and a positive foreign exchange translation effect arising in the US and Asia operations of £1.2 billion.These positive effects have been offset by a £(1.7) billion adverse effect reflecting operating, market assumption changes and the disposal of our share of PruHealth and PruProtect and other items. These principally reflect the impact of falling interest rates, particularly in Asia. The overall growth in the undiscounted value of free surplus reflects our ability to write both growing and profitable new business.

Actual underlying free surplus generated in 2014 from life business in-force at the end of 2014 was £2.7 billion inclusive of £0.3 billion of changes in operating assumptions and experience variances. This compares with the expected 2014 realisation at the end of 2013 of £2.2 billion. This can be analysed further as follows:

	Asia		US		UK		Total
	£m		£m		£m		£m
Transfer to free surplus in 2014	828		883		565		2,276
Expected return on free assets	62		30		14		106
Changes in operating assumptions and experience variances	(30)		278		66		314
Underlying free surplus generated from in-force life business in 2014	860		1,191		645		2,696

2014 free surplus expected to be generated at 31 December 2013	801		902		462		2,165

The equivalent discounted amounts of the undiscounted totals shown previously are shown below:

	2014 £m
	Discounted expected generation from all in-force business at 31 December				Discounted expected generation from long-term 2014 new business written
Expected period of emergence	Asia	US	UK	Total	Asia	US	UK	Total
2015	908	1,017	471	2,396	118	233	23	374
2016	807	820	457	2,084	125	97	20	242
2017	720	724	419	1,863	119	101	19	239
2018	644	642	397	1,683	88	23	18	129
2019	581	664	367	1,612	81	86	18	185
2020	529	576	337	1,442	67	68	16	151
2021	494	526	312	1,332	65	56	16	137
2022	459	478	289	1,226	61	81	15	157
2023	424	406	274	1,104	54	65	14	133
2024	383	312	252	947	54	52	13	119
2025	354	255	231	840	43	42	12	97
2026	335	204	212	751	45	33	11	89
2027	311	165	193	669	37	28	10	75
2028	289	137	176	602	36	23	10	69
2029	264	112	161	537	37	19	9	65
2030	239	90	146	475	32	15	8	55
2031	221	80	133	434	30	12	8	50
2032	204	83	122	409	28	10	7	45
2033	188	42	109	339	26	7	7	40
2034	174	39	96	309	28	7	7	42
2035-2039	747	99	321	1,167	112	4	27	143
2040-2044	518	-	195	713	82	-	18	100
2045-2049	362	-	63	425	60	-	12	72
2050-2054	247	-	25	272	43	-	4	47
Total discounted free surplus
expected to emerge in the next 40 years	10,402	7,471	5,758	23,631	1,471	1,062	322	2,855

The above amounts can be reconciled to the Group's financial statements as follows:
							Total
							£m
Discounted expected generation from all in-force business for years 2015-2054							23,631
Discounted expected generation from all in-force business for years after 2054							470
Discounted expected generation from all in-force business (excluding Japan) at 31 December 2014 note 14							24,101
Add: Free surplus of life operations held at 31 December 2014 note 13							4,193
Less: Time value of guarantees note 14							(575)
Expected cashflow from the sale of Japan Life business*							23
Other non-modelled items** note 14							1,382
Total EEV for life operations							29,124

* Upon completion of the sale of the Japan life business £23 million of free surplus will be released. See note 8 and note 14 of the EEV basis results section for further details.

**  These relate to items where there is no definitive timeframe for when the payments will be made or receipts received and are, consequently, excluded from the amounts incorporated into the tables above showing the expected generation of free surplus from in-force business at 31 December 2014. In particular it excludes the value of the shareholders' interest in the estate.

C Foreign currency source of key metrics

The tables below show the Group's key free surplus, IFRS and EEV metrics analysis by contribution by currency group:

Free surplus and IFRS 2014 results

	Underlying free surplus generated2	Pre-tax Operating profit2,3,4	Shareholders' funds2,3,4
	%	%	%
US$ linked1	14	17	14
Other Asia currencies	9	18	18
Total Asia	23	35	32
UK sterling3,4	38	20	46
US$ 4	39	45	22
Total	100	100	100

EEV 2014 results
	Post-tax New Business profits	Post-tax Operating Profit2,3,4	Shareholders' Funds2,3,4
	%	%	%
US$ linked1	36	35	29
Other Asia currencies	18	13	15
Total Asia	54	48	44
UK sterling3,4	13	14	33
US$4	33	38	23
Total	100	100	100

Notes:
1US$ linked - comprising the Hong Kong and Vietnam operations where the currencies are pegged to the US dollar and the Malaysia and Singapore operations where the currencies are managed against a basket of currencies including the US dollar.
2Includes long-term, asset management business and other businesses.
3For operating profit and shareholders' funds UK sterling includes amounts in respect of central operations as well as UK insurance operations and M&G.
4 For shareholders' funds, the US$ grouping includes US$ denominated core structural borrowings. Sterling operating profits include all interest payable as sterling denominated, reflecting interest rate currency swaps in place.

D Results of sold PruHealth and PruProtect business

The tables below show the results of the sold PruHealth and PruProtect business which were included in the Group's results for full year and half year 2014.

IFRS 2014 results

	2014 £m
	Full year	Half year
Pre-tax operating profit	23	8

EEV 2014 post-tax results
	2014 £m
	Full year	Half year
APE sales	23	14
Operating profit
New business contribution	11	6
Total operating profit	11	8

APE and new business contribution

	2014 £m
	APE	Post-tax new business contribution
Full year 2014	23	11
Q3 2014	20	9
Half year 2014	14	6
Q1 2014	7	3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 10 March 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Nic Nicandrou

Nic Nicandrou
Chief Financial Officer